SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER ENDED 31 MARCH 2000,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of  South Africa
Quarter                 Quarter
Year
Quarter
Quarter
Year
ended                   ended
ended
ended
ended
ended
March              December
December
March               December
 December
2000                      1999                        1999
2000                       1999
1999
Rand/Metric
Dollar/Imperial
Prepared in accordance with International
Accounting Standards
Gold
Produced
 kg/oz 000
54 509
52 679
215 166
1 753
1 693
6 918
Revenue
 R/kg/$/oz sold
63 986
62 735
61 830
315
319
315
Total cash costs
 R/kg/$/oz produced
44 607
43 954
41 973
220
223
213
Total production costs
 R/kg/$/oz produced
51 615
50 201
47 842
254
255
244
Operating profit
 R/$ million
727
699
3 088
114
114
505
Net capital expenditure
 R/$ million
274
366
1 330
43
60
218
Attributable profit
 R/$ million
415
532
2 654
65
87
434
Attributable earnings
 cents per share
389
540
2 695
61
88
441
Headline earnings
 cents per share
420
494
2 485
66
81
407
Headline earnings before
deferred taxation rate change  cents per share
421
494
2 018
66
81
330
Dividends
 cents per share
2 000
328
REPORT TO SHAREHOLDERS
F O R   T H E   Q U A R T E R   E N D E D   3 1   M A R C H   2 0 0 0
K E Y   F E AT U R E S
• Very good operating results in South America, Mali and Namibia
•  Five mines in South Africa perform poorly
•  Heavy rains reduce production in North America and Australia
•  Financial results
 • headline earnings down 8% to R449 million
 • total cash costs improve from $223/oz to $220/oz
 • total production costs stable at $254/oz ($255/oz last quarter)
•  Growth
 • AngloGold's share of Morila will add 168 000 attributable ounces annually at a cash cost of $137/oz
 • Geita will add 250 000 attributable ounces annually at a cash cost of less than $180/oz
 • Sunrise Dam expansion will add 1.45 million ounces of production at a cash cost of $186/oz
 • GoldAvenue  the gold e-commerce partnership  is announced

Comments and questions about AngloGold
are welcome and should be directed to:
In South Africa:
Steve Lenahan (Investor Relations)
James Duncan (Media)
11 Diagonal Street
11 Diagonal Street
Johannesburg 2001
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
(PO Box 62117, Marshalltown 2107)
South Africa
South Africa
Telephone: +27 11 637 6248
Telephone: +27 11 637 6147
Fax: +27 11 637 6107
Fax: +27 11 637 6399/6400
E-mail: slenahan@anglogold.com
E-mail: jduncan@anglogold.com
In the United Kingdom:
Alex Buck
4th Floor
12 St James's Square
London SW1Y 4RB
England
Telephone: +44 20 7849 5630
Fax: +44 20 7849 6137
E-mail: abuck@anglogold.com
In the United States of America:
Charles Carter
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll-free in the USA)
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
In Australia:
Andrea Maxey
Level 11,
60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com
General E-mail enquiries should be directed to:
investors@anglogold.com
Information on AngloGold can also be accessed at:
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a Global BuyDIRECT
SM
Plan for AngloGold.
For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department  Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Published by the AngloGold Corporate Communications Department
Postal address:
PO Box 62117
Marshalltown
2107
South Africa
Telephone:
+27 11 637 6147
Fax:
+27 11 637 6399/6400
E-mail:
investors@anglogold.com
CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
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Dear Shareholder
AngloGold's operating results for this quarter are mixed. While our mines in South America, Mali and Namibia produced very good results, the mining operations in both North America and Australia experienced extreme weather conditions which severely reduced production. Both of these domains are now back to projected levels of production, and expect to recover the production shortfall of the first quarter by year-end. Five of our 13 South African mines performed poorly, resulting in a second disappointing quarter by the South African domain. Management has presented to the Board plans to address the problems experienced. These include, as set out more fully in a website document, improving mine infrastructure, extending operating flexibility through increased development and renewing the focus on labour productivity. The Board looks forward to their full implementation.
With the gold price received by the company marginally down quarter on quarter from $319 to $315, headline earnings before the deferred tax rate change declined by 8% to R449 million. Earnings per share were down 15% to
421 cents per share. Cash costs per ounce improved slightly from $223 last quarter to $220, and total costs per ounce were stable at $254 ($255 last quarter).
The quarter has seen promising new business developments. The company acquired stakes in two of Africa's best gold prospects: 40% of Morila in Mali and 50% of Geita in Tanzania. When in full production next year these mines together with Sadiola Hill and Navachab  will produce some 800 000 ounces of cost-effective production annually.
With the 500 000 ounces from Australia, 490 000 from North America and 420 000 from South America, this represents a considerable broadening of the mining mix of this company.
The e-commerce partnership, GoldAvenue, was also announced during this quarter. Together with our partners,
J P Morgan and PAMP, we now have a vehicle to meaningfully reposition gold products in key developed markets.
Finally, the Board today approved a capital vote to expand AngloGold's Australian operation, Sunrise Dam. This project, at a total cost of some $63 million, is expected to add 1.45 million ounces of production to the mine, extending its life by three and a half years and achieving an average cash cost for its remaining life of $186 per ounce. The project will be entirely financed by internally generated funds. This is the second organic expansion project to be undertaken by AngloGold this year; the first was Yatela, in Mali, announced in February.
NICKY OPPENHEIMER
BOBBY GODSELL
Chairman
Chief Executive Officer
26 April 2000
LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER

SOUTH AFRICA
Overall performance
Headline earnings for the quarter were marginally better than the previous quarter. Gold production decreased by 3%
to 41 873 kilograms but this was offset by a 5% reduction in production costs.
Unit cash costs of R46 491 for the quarter were 2% lower than the previous quarter. Productivity, expressed in grams per employee, was held to the previous quarter's levels while the lower production volumes resulted in square metres per employee falling to 4 from 4.28 in the previous quarter.
While production levels improved at Great Noligwa in the latter part of the quarter, the mine continued to disappoint with gold production reflecting a 7% decline, quarter on quarter. Kopanang produced at targeted levels although these were lower than in the previous quarter. Tau Lekoa, despite a 6% reduction in the grade recovered, managed to limit the reduction in gold output to 2% below the previous quarter. In addition, total cash costs were 7% lower than in the previous quarter.
Gold output remained at the level of the previous quarter at Bambanani, despite a drop in grade mix and poor face advance. At Tshepong, production was marginally down compared to the previous quarter while at Matjhabeng, production improved by 4%. At Joel, the quarter was severely impacted by a two-day power outage and inefficiency arising from the current shift arrangements. Consequently, gold production was down by 10% against the previous quarter.
Production at TauTona was hampered by poor face advance and problems associated with the ageing infrastructure.
Gold production was down by 15% against the previous quarter. Despite seismicity in the shaft pillar area, Savuka increased gold production against the previous quarter.
Mponeng had an excellent first quarter, with gold production increasing by 11%. Gold production at Elandsrand was
6% lower than the previous quarter, mainly as a result of lost raiselines which affected grade mix and area mined. At
Deelkraal, gold production was marginally higher than the previous quarter.
Ergo continued to perform to planned efficiencies despite production delays caused by high rainfall.
Tragically, 17 employees lost their lives in separate mine accidents during the quarter, compared to 10 in the previous quarter. Lost time injuries increased by 14.4% to 777 against the previous quarter, which was the best on record in the
South African operations. When compared to the same period last year, however, it is encouraging to note that lost time injuries improved by 14%. Management is concerned at these increases and continues to intensify efforts to achieve safer working conditions.
Capital projects
At Moab Khotsong, overall progress on the project continues to be satisfactory.
Progress on the Mponeng deepening project has been good. The equipping programme is slightly ahead of schedule with commissioning planned for 8 August 2000.
The Joel Taung North shaft project was delayed by four weeks, mainly due to a water intersection above 137 level.
Infrastructure development on levels 109 and 103 at the Elandsrand sub-shaft deepening project started one month ahead of schedule. The project is progressing satisfactorily.
OTHER AFRICAN OPERATIONS
AngloGold has a 38% interest in the Sadiola mine in Mali and owns the Navachab mine in Namibia.
Sadiola had another good quarter, with gold production up 4% to 53 000 ounces, largely as a result of increased recovery grades. Total cash costs (including royalty payments) were maintained at levels similar to the previous quarter due to the increased production. There were no lost time injuries for the quarter.
Progress has been made in discussions with the Government of Mali on the Yatela project, with the Ministry of Mines indicating that the key proposals submitted to them were acceptable. Partial loan financing through the Credit
Guarantee Insurance Corporation (CGIC) has been arranged, subject to South African Reserve Bank approval, with the balance to be funded by shareholders' loans.
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Although production at Navachab decreased by 8% to 17 000 ounces, an improved average revenue price and improved cost measures resulted in profit increasing to US$1.1 million. Unit cash costs decreased to $216 per ounce.
In terms of safety, Navachab also performed very well. The mine received three safety awards in the quarter: the
5 star NOSA rating, a Chamber of Mines (Namibia) safety award, and a `Safety Practitioner of the Year'
acknowledgement, awarded to one of the mine's safety officers.
New acquisitions
AngloGold and Ashanti announced on 5 April that they had signed heads of agreement on the sale by Ashanti of an effective 50% of the Geita project in northern Tanzania to AngloGold. AngloGold will pay Ashanti $205 million for the
50% share and will procure or provide project financing for Geita totalling $130 million.
This acquisition, particularly when viewed with the agreement between AngloGold and Randgold Resources on the
Morila project, is clear evidence of this company's commitment to changing its mining risk profile, by adding shallow and surface reserves to its existing deep level, hard rock assets. We are also confident that the acquisition will add to the company's shareholder value.
Geita has published reserves of 5.5 million ounces and resources of 12 million ounces, and is expected to have an average annual production of approximately 500 000 ounces at a cash cost of less than $180 per ounce. Our own investigation of the mineralised deposits in the Geita licence area indicates that the potential for the discovery of further resources at Geita, and their conversion to reserves, is good. These resources would be accessible either through the five envisaged open pits or from adjacent ground.
The whole Geita area is highly mineralised. As a result, we expect to recover a further 9 million ounces of gold over the life of the project. At the adjacent Nyamulilima Hill prospect, which AngloGold is adding to the project, the current resource base is 2.1 million ounces, of which approximately one million ounces are likely to be converted to reserves.
The total potential recoverable gold from the project is thus some 15.5 million ounces. This excludes Ashanti's interest in the Spinifex properties and any additional blue sky. These reserves will be treated at the Geita metallurgical facility, avoiding the need for an additional recovery plant.
The Geita recovery plant currently has a planned capacity of 4 million tonnes per annum (mtpa). This capability has the potential to be increased to 7 mtpa, at an estimated cost of $38 million, thus significantly improving the project's net present value. This expansion will require a detailed feasibility study which is currently planned for 2004. The project is likely to produce its first gold in July this year.
AngloGold also announced in April that it had reached an agreement with Randgold Resources on the sale to
AngloGold of 50% of Randgold Resources' stake in the Morila project in Mali. AngloGold will pay $132 million for the share, which should yield approximately 168 000 attributable ounces of gold annually at an average cash cost over the life of the project of $137 per ounce.
AngloGold is certain that this project, like Geita, will add value for our shareholders, at a double-digit discount rate.
The property has reserves of some 5.8 million ounces, with an average grade of approximately 4.35 grams per tonne over its 14-year life. This has been verified by the results of 53 boreholes, drilled since December 1999 data on the project was made available. The project is made particularly attractive by the fact that higher grade ore will be available for treatment at the early stages of mining, which could improve the operation's NPV. The mine should produce its first gold in October 2000.
In the second quarter of 2000 construction will begin at Yatela and the Morila and Geita agreements will be finalised.
NORTH AMERICA
These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture and the 67% interest (100%
interest in production ounces, subject to contract obligations by the joint venture partners) in the Cripple Creek &
Victor joint venture.
Production at these operations declined by 12% over the previous quarter to 114 000 ounces, largely as a result of severe wet weather conditions at Jerritt Canyon, which led to a 16% reduction in tonnage processed. Unit cash costs increased by 21% to $190 per ounce at Jerritt Canyon; the low costs in the fourth quarter arose from exceptional grades realised during that period.
Capital expenditure for the first quarter was $3.1 million or $1.0 million less than fourth quarter levels as a result of lower spending on Murray development and completion of the installation of a cooling tower in the mill during the fourth quarter.

Production at Cripple Creek & Victor of 55 000 ounces was 2% lower than the previous quarter. Despite this slight decrease, unit cash costs remained steady at $179 per ounce. Capital expenditure of $4.4 million was considerably lower than in the previous quarter, as construction was slowed by weather. East Cresson mine development continued
during the first quarter and Amendment No. 8 was filed in late March. Approval of Amendment No. 8 is expected by late October 2000.
The safety record at both operations remained very good with no fatalities or disabling injuries in the quarter.
SOUTH AMERICA
These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in the Serra
Grande mines in Brazil, as well as the 46.25% interest in Cerro Vanguardia in southern Argentina.
Gold production at these operations totalled 105 000 ounces, 5% higher than the previous quarter, reflecting a net
3.3% increase in tonnage at all operations, except for Morro Velho where lower tonnage was compensated for by higher recovered grades.
Cash costs improved by 10% at Serra Grande, following the increase in production, and by 3% at Cerro Vanguardia.
Cash costs were marginally higher at Morro Velho at $129 per ounce. Besides increased production, cash costs were positively impacted by higher by-product credits and a reduction in operating costs.
The number of minor lost time injuries in the first quarter was disappointing but confirmed the correctness of the decision to implement NOSA throughout the operations. Task forces have been formed for each of the three mines with the result that the negative trend at Cerro Vanguardia has already been reversed. At Morro Velho and Serra
Grande the inclusion of contractors in these statistics from the second quarter may, initially, adversely affect this performance.
AUSTRALIA
AngloGold's newly acquired operations comprise the wholly owned Sunrise Dam in Western Australia and Pine Creek operations, made up of Union Reefs and Brocks Creek, in the Northern Territory; and joint venture interests in
Boddington (33.3%) in Western Australia and Tanami (40%) in the Northern Territory. These operations are expected to add more than 500 000 ounces to AngloGold's annual production.
Cyclonic rains in the northern and western areas of the continent negatively impacted production in the first quarter.
The rain restricted access to ore in many of the open-pit mining areas and wet ore, in some instances, caused reductions in the throughput rates at the plants. As a consequence, aggregate production was limited to 118 000 ounces.
Although the heavy rain at Sunrise Dam significantly reduced the amount of ore recovered from the mine, the availability of ore stockpiles ensured that mill feed tonnages and head grades could be reasonably well maintained.
The installation of additional crushing plant capacity during the quarter has removed a potential bottleneck and allowed the plant to achieve a throughput rate of around 2 million tonnes a year on the current ore blend. Improved recoveries resulted in production of 47 000 ounces being slightly better than expected. The availability of higher grade ore in the previous quarter resulted in exceptionally high production, which comprised one third of Sunrise Dam's production for 1999. With the ore grade scheduled for the current period slightly below the resource average, there has been a 29% fall in the quarter on quarter production. Although total cash costs for the quarter of $184 per ounce were 51% higher than in the previous quarter, the performance continues to reflect the inherent low cost structure of the mine.
A record wet season at Pine Creek curtailed mining at Union Reefs in the first quarter. With mining forced into lower grade areas, both the volume and grade of ore being processed through the Union Reefs mill were negatively impacted. Although rain disruption at Brocks Creek was not as great, the increasing hardness of the ore being processed reduced plant throughputs. Union Reefs' production for the quarter was 26 000 ounces, 24% down on the previous quarter. Total cash costs increased to $304 per ounce, an increase of 20% over the previous quarter. At
Brocks Creek, production for the quarter was 15 000 ounces, 12% lower than the previous quarter. Cash costs were unchanged at $255 per ounce. With weather conditions expected to improve and the plant throughput rate at Brocks
Creek improving following the relining of the semi-autogenous grinding mill, performance at Pine Creek is expected to improve over coming months. Mining at Brocks Creek is scheduled to cease in May but the plant will continue to operate on stockpiles until at least August, some two months longer than expected.

At Boddington, production increased by 5% over the previous quarter to 20 000 ounces and cash costs increased by
2% to $219 per ounce. At Tanami, wet weather severely affected the operations and production decreased by 25%
over the previous quarter to 10 000 ounces. As a result, cash costs increased by 23% to $320.
Field exploration activities were effectively suspended during the wet season. Drilling programmes will resume during the second quarter.
Two lost time injuries were reported during the quarter.
Sunrise Dam expansion
The initial development of the Sunrise Dam operation was approved by the then Acacia Resources Board in May
1996. The development was based on what was, at that stage, a relatively small, data constrained resource.
Subsequent exploration has significantly increased the size of the resource which, at the end of 1999, was estimated to contain 4.35 million ounces of gold. Plant capacity was subsequently upgraded to 2 million tonnes a year on a mix of oxide and fresh ore.
The completion of an intensive drilling programme during the first half of 1999 effectively defined the limits to the resources that are potentially recoverable by open-pit mining techniques. This, together with an improved understanding of the metallurgy of the resource and operating characteristics of the plant gained from three years'
operating experience, allowed the start of a major feasibility study during 1999 to determine the optimal mine/plant configuration for the operation.
Following this study, the AngloGold Board has approved the development of the Sunrise Dam MegaPit. The plan essentially involves a major expansion of the open pit, coupled with an increase in the plant capacity to 2.5 million tonnes per annum of fresh ore. This is expected to extend the mine's life by three years to 2007, during which a total of approximately 2.3 million ounces of gold should be produced.
Significantly, this expansion will be funded entirely from the mine's cash flow.

The average spot price of gold for the first quarter of 2000 was just under $290 per ounce, compared with an average of $295 for the final quarter of 1999. Once again, this average price concealed considerable volatility in the market during this period. During the quarter, the spot price traded between a low of $274 and a high of $319 per ounce.
Much of the impetus behind the rally up to the highs for the quarter seems to have come from anticipation among short-term speculators in the gold market about announcements to be made regarding the price hedging policies of major gold mining companies. This speculation generated a cycle of buying during February, but the market has since returned to trade in a tighter but stable range at around $280 per ounce.
For South African producers, the first quarter of 2000 saw a significant move in the value of the rand against the
US dollar. From an exchange rate of R6.04 to the US$ early in January, the local currency weakened to R6.52 at the end of the quarter, and is currently trading in a range around R6.60 to the dollar. This move in the currency has benefits for cash cost levels at South African gold producers. The weaker currency has also given important support to the local spot price of gold, which averaged R58 750 per kilogram for the three month period, compared with an average price of R58 123 per kilogram for the final quarter of 1999.
The first quarter has seen a better understanding develop on the workings of the gold sales agreement announced in
September 1999 between European central bank members and other leading official gold holders. While sales of gold by the Swiss National Bank are likely to start in the near future, it is clear that these will be constrained by the ceiling on official sales agreed in September 1999. In addition, Swiss authorities have indicated that they are likely to effect such sales through conventional market channels rather than the exceptional method of lump sum auctions followed by United Kingdom authorities. In this regard, representatives of the Swiss National Bank have stressed their desire to avoid negative impact on the gold market through their sales of reserves. This has been a sentiment echoed also by
Dutch Central Bank authorities, and sales of gold by Holland during the first quarter of 2000 were conducted in an efficient and non-disruptive manner.
The market appears to have found a level of support at around $280 per ounce in both the physical and traded markets for the metal. Physical demand for gold during the first quarter has been healthy, and sell-offs in the equity markets have seen a measure of investor interest in gold.
The AngloGold open hedge position as at the end of March 2000 is shown below. The net exposure in the hedge is lower than that at the end of 1999, reflecting both deliveries into hedge contracts during the first quarter of the year, and the offset of open positions during the quarter.
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Net Delta Open Hedge Position as at 31 March 2000
As at 31 March 2000, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar rate of 6.53 available on 31 March 2000.
Kilograms       Forward Price           Forward Price
Ounces
% Position
sold
Rand per kg
   US$ per oz
sold (000)
in US$
12 Months ending
31 December 2000
98 871
64 956
304
3 179
28
2001
97 867
73 261
336
3 146
65
2002
83 640
80 724
350
2 689
64
2003
53 837
85 539
347
1 731
80
2004
28 480
91 991
348
916
80
January 2005 - December 2009
107 300
118 406
362
3 450
81
Total
469 995
85 690
340
15 111
63
The marked to market value of all hedge transactions making up the hedge positions in the above table was R720 million
($110 million) as at 31 March 2000. The value was based on a gold price of $279 per ounce, exchange rates of
R/US$ 6.53 and US$/AU$ 0.61 and the prevailing market interest rates and volatilities at the time.
As at 26 April 2000, the marked to market value of the hedge book was R916 million ($136 million) based on a gold price of $278 per ounce and exchange rates of R/$ 6.74 and US$/AU$ 0.59 and the prevailing market interest rates and volatilities at the time.

As at 30 September 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6.00 available on 30 September
1999. The percentage of the sales priced in US dollars is shown below:
Forward
Forward
Kilograms
price per
Ounces
price per
Percentage of
sold
kilogram sold
sold
ounce sold
positions
R
000
$
priced in US$
3 months ending
31 December 1999
49 589
61 516
1 594
317
22
12 months ending
31 December
2000
93 808
66 425
3 016
331
59
2001
80 978
73 365
2 604
343
58
2002
67 177
79 850
2 160
345
52
2003
37 910
85 613
1 219
342
74
2004
24 627
91 598
792
337
81
January 2005  June 2009
74 536
120 967
2 396
359
76
The aggregate of US dollars-priced contracts over the full duration of the hedge is 59%.
The net present value of all hedge transactions making up the hedge positions in the above table was R624 million ($104 million) as at 30 September 1999. The value was based on a gold price of $301 per ounce, an exchange rate of R/$6.00 and the prevailing market interest rates and volatilities at the time.
As at 27 October 1999, the net present value of the hedge book was R840 million ($140 million), based on a gold price of $292.1 per ounce, an exchange rate of R/$6.15 and the prevailing market interest rates and volatilities at the time.
AngloGold Hedge Position as at 31 March 2000
Year
2000
2001
2002
2003
2004
2005-2009
Total
Dollar Gold
Forward Contracts
Amount (kg)
55 751
52 214
39 926
27 316
18 399
68 485
262 091
US$ per oz
$309
$326
$330
$336
$338
$351
$331
Put Options Purchased
Amount (kg)
10 575
3 110
3 110
4 977
1 866
23 638
US$ per oz
$295
$396
$407
$362
$433
$348
*Delta (kg)
5 039
2 876
2 690
2 979
1 409
14 993
Put Options Sold
Amount (kg)
14 214
14 214
US$ per oz
$291
$291
*Delta (kg)
8 483
8 483
Call Options Purchased
Amount (kg)
41 057
1 555
42 612
US$ per oz
$324
$350
$325
*Delta (kg)
2 327
379
2 706
Call Options Sold
Amount (kg)
45 398
8 731
11 885
10 463
3 303
3 938
83 718
US$ per oz
$305
$357
$373
$372
$342
$347
$332
*Delta (kg)
13 213
1 990
3 293
3 887
1 896
2 605
26 884
Rand Gold
Forward Contracts
Amount (kg)
27 444
25 903
21 953
8 155
3 925
14 630
102 010
Rand per kg
R66 738
R78 247
R83 171
R86 166
R92 959
R137 304
R85 880
Put Options Purchased
Amount (kg)
933
1 244
2 177
Rand per kg
R69 124
R75 554
R72 798
*Delta (kg)
810
942
1 752
Put Options Sold
Amount (kg)
775
775
Rand per kg
R58 604
R58 604
*Delta (kg)
323
323
Call Options Purchased
Amount (kg)
16 326
16 326
Rand per kg
R58 887
R58 887
*Delta (kg)
10 160
10 160
Call Options Sold
Amount (kg)
14 274
18 214
14 357
4 519
1 875
4 994
58 233
Rand per kg
R65 357
R78 116
R87 002
R93 765
R93 602
R113 695
R81 944
*Delta (kg)
1 942
3 873
4 137
1 696
1 200
3 183
16 031
AU Dollar Gold
Forward Contracts
Amount (kg)
16 857
10 707
12 597
9 953
3 110
36 391
89 615
AU$ per oz
AU$492
AU$549
AU$626
AU$588
AU$574
AU$640
AU$591
Call Options Purchased
Amount (kg)
7 776
4 121
6 687
778
4 666
36 391
60 419
AU$ per oz
AU$595
AU$717
AU$728
AU$703
AU$704
AU$686
AU$683
*Delta (kg)
892
259
955
149
1 459
17 995
21 709
Rand Dollar (000)
Forward Contracts
Amount (US$)
415 413
20 000
20 000
455 413
ZAR per US$
R6.37
R6.14
R6.48
R6.36
Put Options Purchased
Amount (US$)
81 250
81 250
ZAR per US$
R6.41
R6.41
*Delta (kg)
19 946
19 946
Put Options Sold
Amount (US$)
90 000
90 000
ZAR per US$
R6.33
R6.33
*Delta (kg)
17 833
17 833
Call Options Purchased
Amount (US$)
7 500
10 470
5 450
23 420
ZAR per US$
R5.81
R6.15
R6.48
R5.81
*Delta (kg)
7 321
9 061
4 369
20 751
Call Options Sold
Amount (US$)
155 500
30 670
33 450
8 000
227 620
ZAR per US$
R6.56
R6.57
R7.06
R6.94
R6.65
*Delta (kg)
96 534
20 500
20 435
6 340
143 809
*The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised.
This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2000.

1.
The financial results for the quarter ended 31 March 2000 are unaudited. Certain items relative to the previous quarter have been restated for comparative purposes.
2.
With effect from 7 February 2000, AngloGold acquired 100% of the issued share capital of Acacia Resources
Limited (subsequently renamed AngloGold Australasia Limited), a gold company operating in Australia. This followed the close of the offer on 24 December 1999 and the subsequent compulsory acquisition of the shares held by those shareholders who had not accepted the offer.
The results of AngloGold Australasia for the quarter ended 31 March 2000 have been consolidated.
3.
During the quarter 351 009 ordinary shares were allotted at a price of R298 per share to complete the acquisition of AngloGold Australasia and 30 600 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 31 March 2000 to 106 996 287.
4.
The following announcements were made on 5 April 2000:
4.1
that AngloGold had entered into a non-binding heads of agreement to purchase from Ashanti Goldfields
Company Limited an effective 50% joint venture interest in the Geita project in Tanzania for a cash consideration of US$205 million. In addition, AngloGold will procure or provide further financing, totalling
US$130 million, for the project.
4.2
that AngloGold had purchased a 50% share of Randgold Resources Limited's (Randgold Resources) stake in the Morila gold mining project in Mali for US$132 million in cash.
This will result in AngloGold and Randgold Resources each having a 40% indirect interest in the project, with the balance being held by the Mali Government.
5.
On 11 April 2000 it was announced that AngloGold, J.P. Morgan & Co. Incorporated and PAMP (Produits
Artistiques de Mtaux Prcieux), had formed GoldAvenue as an independent company that would be the first to offer a comprehensive range of products and services for businesses, investors and consumers in the gold market primarily through the use of the Internet. GoldAvenue is scheduled to begin rolling out its products and services via the launch of a comprehensive gold website at www.goldavenue.com in the second half of 2000.
6.
Earnings per share have been calculated using the weighted average number of ordinary shares in issue.
7.
Orders placed and outstanding on capital contracts as at 31 March 2000 totalled R677.2 million, equivalent to
US$103.8 million at the rate of exchange ruling on that date.
8.
Final dividend No. 87 of 1 100 South African cents per share was paid to registered shareholders on 31 March
2000. The dividend was paid to holders of American Depositary Shares (ADS) on 10 April 2000 at a rate of
83.43 US cents per ADS. Each ADS represents one-half of an ordinary share.
9.
The 56th annual general meeting of AngloGold will take place at a function to be held at The Johannesburg
Country Club, Napier Road, Auckland Park, Johannesburg, on Thursday, 25 May 2000 commencing at 12:00
(SA time). Registered shareholders are reminded to submit proxy forms timeously should they wish to do so.
10. This report contains a summary of the results of AngloGold's operations. Detailed information relating to the operations will be available on the Internet and in printed format from the investor relations contacts, whose details, along with the website address, appear at the end of this document.
By order of the Board
N F OPPENHEIMER
R M GODSELL
Chairman
Chief Executive Officer
26 April 2000
N
N
N
N
O
O
O
O
T
T
T
T
E
E
E
E
S
S
S
S

December 1999
GROUP BALANCE SHEET
Prepared in accordance with International Accounting Standards
December 1999
March 2000
US Dollar million
March 2000
SA Rand million

ASSETS
Non-current assets
Mining assets
2 901.4
2 719.7
17 745.9
17 857.1
Goodwill
221.7
236.3
1 541.9
1 364.6
Investments in associates
12.9
12.4
81.2
79.4
Other investments
7.5
7.3
47.4
45.9
AngloGold Environmental Rehabilitation Trust
44.5
42.7
278.3
273.7
Long-term loans - unsecured
55.9
53.8
351.1
343.9
3 243.9
3 072.2
20 045.8
19 964.6
Current assets
Inventories
189.9
182.7
1 191.9
1 169.0
Trade and other receivables
222.9
201.0
1 311.5
1 372.3
Current portion of loans advanced
21.3
23.2
151.6
131.0
Cash and cash equivalents
492.5
351.0
2 290.6
3 031.0
926.6
757.9
4 945.6
5 703.3
Total assets
4 170.5
3 830.1
24 991.4
25 667.9
EQUITY AND LIABILITIES
Capital and reserves
Share capital and premium
1 275.8
1 220.5
7 963.5
7 852.4
Non-distributable reserve
29.5
28.6
186.6
181.6
Retained earnings
367.9
414.2
2 702.6
2 264.6
Shareholders' equity
1 673.2
1 663.3
10 852.7
10 298.6
Minority interests
26.5
27.5
179.2
163.1
1 699.7
1 690.8
11 031.9
10 461.7
Non-current liabilities
Borrowings
679.3
670.2
4 373.0
4 180.7
Debentures
18.7
18.5
120.7
114.9
Provisions
318.5
305.1
1 990.6
1 959.9
Deferred taxation
710.9
666.9
4 351.7
4 375.5
1 727.4
1 660.7
10 836.0
10 631.0
Current liabilities
Trade and other payables
359.0
282.8
1 846.0
2 209.4
Current portion of borrowings
130.3
121.7
794.0
801.8
Taxation
62.7
74.1
483.5
385.9
Dividends
191.4
-
-
1 178.1
743.4
478.6
3 123.5
4 575.2
Total equity and liabilities
4 170.5
3 830.1
24 991.4
25 667.9

SA Rand million
ended
Quater
GROUP CASH FLOW STATEMENT
Prepared in accordance with International Accounting Standards
US Dollar million
Year
ended
Quater
ended
ended
December
 1999
March
2000
March
2000
`Year
December
 1999

Cash flows from operating activities
Cash generated from operations
596.5
117.7
747.9
3 644.2
Interest paid
(52.5)
(18.5)
(117.3)
(321.3)
Interest received
71.4
17.1
108.2
436.6
Growth in AngloGold Environmental Rehabilitation Trust
4.4
0.7
4.6
26.3
Dividends received from associates
5.4
0.5
3.2
32.9
Dividends received
0.7
-
-
4.8
Dividends paid
(272.3)
(186.5)
(1 178.1)
(1 663.6)
Mining and normal taxation paid
(100.9)
(8.2)
(52.0)
(616.4)
Net cash (outflow) / inflow from operating activities
252.7
(77.2)
(483.5)
1 543.5
Cash flows from investing activities
Purchase of mining assets
(217.6)
(44.3)
(280.0)
(1 329.0)
Proceeds from sale of mining assets
2.5
1.0
6.4
15.0
Investments acquired
(2.0)
-
-
(12.7)
Acquisition of subsidiaries
(468.3)
-
-
(2 883.1)
Proceeds from sale of investments
220.5
-
-
1 347.0
Net cash outflow from investing activities
(464.9)
(43.3)
(273.6)
(2 862.8)
Cash flows from financing activities
Proceeds from issue of share capital
3.5
1.0
6.6
21.3
Share issue expenses
(6.9)
-
(0.1)
(42.3)
Proceeds from borrowings
517.9
-
-
3 164.0
Repayment of borrowings
(42.7)
(2.5)
(16.0)
(260.6)
Loans advanced
(8.2)
(0.6)
(3.6)
(50.0)
Repayment of loans advanced
23.4
0.9
5.9
142.9
Net cash inflow from financing activities
487.0
(1.2)
(7.2)
2 975.3
Net (decrease) increase in cash and cash equivalents
274.8
(121.7)
(764.3)
1 656.0
Translation adjustment
(35.9)
(19.8)
23.9
(116.8)
Opening cash and cash equivalents
253.6
492.5
3 031.0
1 491.8
Closing cash and cash equivalents
492.5
351.0
2 290.6
3 031.0
Note to the Cash Flow Statement
Cash generated from operations
Profit on ordinary activities before taxation
442.6
92.9
591.8
2 703.1
Adjusted for:
Non-cash movements
5.0
2.1
13.1
30.6
Amortisation of mining assets
196.3
58.0
365.7
1 199.3
Interest paid
52.5
18.5
117.3
321.3
Interest receivable
(71.4)
(17.1)
(108.2)
(436.6)
Growth in AngloGold Environmental Rehabilitation Trust
(4.4)
(0.7)
(4.6)
(26.3)
Income from associates
(7.1)
(1.2)
(7.7)
(43.2)
Dividends received
(0.7)
-
-
(4.8)
Loss (profit) on sale of mining assets
(4.2)
0.2
1.4
(25.6)
Movement in working capital
(12.1)
(35.0)
(220.9)
(73.6)
596.5
117.7
747.9
3 644.2
The following analyses the movement in working capital:
(Increase) decrease in inventories
4.1
(3.6)
(22.9)
25.2
Decrease (increase) in trade and other receivables
(4.5)
9.6
60.8
(27.5)
Decrease in trade and other payables
(11.7)
(41.0)
(258.8)
(71.3)
(12.1)
(35.0)
(220.9)
(73.6)

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.
Issued Capital:
106 996 287 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2000
1999
1999
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5 117
5 111
21 055
- waste
76
182
649
- total
5 193
5 293
21 704
Yield
- g/t
- reef
8.17
8.29
8.31
- waste
0.69
0.65
0.81
- average
8.06
8.03
8.09
Gold produced
- kg
- reef
41 799
42 370
174 994
- waste
52
119
527
- total
41 851
42 489
175 521
PRODUCTIVITY
g/employee
- target
205
224
222
- actual
185
207
210
SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
12 356
13 151
54 354
Yield
- g/t
0.32
0.31
0.30
Gold produced
- kg
3 933
4 119
16 165
OPEN-PIT OPERATIONS
Tonnes mined
- 000
11 703
11 198
47 880
Stripping ratio
- t(mined-treated)
/t treated
1.09
2.55
2.51
Tonnes treated
- 000
5 589
3 151
13 630
Yield
- g/t
1.56
1.93
1.72
Gold produced
- kg
8 725
6 071
23 480
TOTAL
Gold produced
- kg
54 509
52 679
215 166
Revenue - R/kg sold
- (excluding accelerated hedge)
63 704
62 305
61 577
- (including accelerated hedge)
63 986
62 735
61 830
Total cash costs
- R/kg produced
44 607
43 954
41 973
Total production costs - R/kg produced
51 615
50 201
47 842
CAPITAL EXPENDITURE
- mining direct
254.7
361.9
1 254.6
- other
25.3
3.7
90.6
- recoupments
(6.4)
-
(15.0)
Net capital expenditure
273.6
365.6
1 330.2

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.
Issued Capital:
106 996 287 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2000
1999
1999
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5 641
5 634
23 209
- waste
83
201
715
- total
5 724
5 835
23 924
Yield
- oz/t
- reef
0.238
0.242
0.242
- waste
0.024
0.019
0.024
- average
0.235
0.234
0.236
Gold produced
- oz 000 - reef
1 344
1 362
5 626
- waste
2
4
17
- total
1 346
1 366
5 643
PRODUCTIVITY
oz/employee
- target
6.60
7.20
7.14
- actual
5.94
6.66
6.75
SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
13 621
14 497
59 915
Yield
- oz/t
0.009
0.009
0.009
Gold produced
- oz 000
126
132
520
OPEN-PIT OPERATIONS
Tons mined
- 000
12 900
12 344
52 779
Stripping ratio
- t(mined-treated)
/t treated
1.09
2.55
2.51
Tons treated
- 000
6 161
3 474
15 024
Yield
- oz/t
0.05
0.056
0.050
Gold produced
- oz 000
281
195
755
TOTAL
Gold produced
- oz 000
1 753
1 693
6 918
Revenue - $/oz  sold
- (excluding accelerated hedge)
314
316
313
- (including accelerated hedge)
315
319
315
Total cash costs
- $/ounce produced
220
223
213
Total production costs - $/ounce produced
254
255
244
Rand/US Dollar average exchange rate
6.32
6.13
6.11
CAPITAL EXPENDITURE
- mining direct
40.3
59.1
205.4
- other
4.0
1.1
14.8
- recoupments
(1.0)
-
(2.4)
Net capital expenditure
43.3
60.2
217.8

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards
SA Rand million
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2000
1999
1999
Turnover
3 646.0
3 381.3
13 755.5
Gold revenue
3 568.5
3 341.6
13 473.1
Normal
3 553.0
3 319.0
13 418.8
Accelerated hedge
15.5
22.6
54.3
Cost of sales
2 842.0
2 643.1
10 385.6
Cash operating costs
2 418.4
2 314.3
9 027.4
Other cash costs
31.4
4.2
56.4
Total cash costs
2 449.8
2 318.5
9 083.8
Retrenchment costs
15.5
25.9
57.7
Rehabilitation and other non cash-costs
13.1
19.2
55.7
Production costs
2 478.4
2 363.6
9 197.2
Amortisation of mining assets
365.7
305.6
1 199.3
Total production costs
2 844.1
2 669.2
10 396.5
Inventory change
(2.1)
(26.1)
(10.9)
Operating profit
726.5
698.5
3 087.5
Corporate administration and other expenses
30.9
33.5
161.4
Marketing development costs
20.3
22.8
90.6
Research and development
9.3
12.9
42.7
Exploration costs
71.2
110.1
286.8
Profit from operations
594.8
519.2
2 506.0
Interest paid
117.3
105.5
321.3
Unwinding of decommissioning obligation
4.8
4.5
18.1
Interest receivable
108.2
151.8
436.6
Growth in AngloGold Environmental Rehabilitation Trust
4.6
5.5
26.3
Income from associates
7.7
-
43.2
Dividends received
-
2.5
4.8
(Loss) profit on sale of mining assets
(1.4)
25.6
25.6
Profit on ordinary activities before taxation
591.8
594.6
2 703.1
Taxation
128.0
96.6
227.7
Normal taxation
149.6
89.9
649.8
Deferred taxation
- current
(22.6)
6.7
37.8
- rate change
1.0
-
(459.9)
Profit on ordinary activities after taxation
463.8
498.0
2 475.4
Profit on sale of associate
-
-
543.2
Amortisation of goodwill
32.5
(45.2)
335.8
Minority interest
16.0
11.3
28.9
Profit attributable to ordinary shareholders
415.3
531.9
2 653.9
Headline earnings
The basic earnings have been adjusted by the following
to arrive at headline earnings:
Basic earnings
415.3
531.9
2 653.9
Less: Profit on sale of associate
-
-
543.2
Add: Amortisation of goodwill
32.5
(45.2)
335.8
Headline earnings
447.8
486.7
2 446.5
Add: Deferred taxation rate change
1.0
-
(459.9)
Headline earnings before deferred taxation rate change
448.8
486.7
1 986.6
Earnings per ordinary share - cents
- Basic
389
540
2 695
- Headline
420
494
2 485
- Headline before deferred taxation rate change
421
494
2 018
Dividends
- Rm
2 058.9
- cents per share
2 000

*GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards
US Dollar million
Quarter
Quarter
Year
ended
ended
ended
March
December
December
2000
1999
1999
Turnover
576.4
551.9
2 251.5
Gold revenue
564.3
545.5
2 205.2
Normal
561.9
541.8
2 196.3
Accelerated hedge
2.4
3.7
8.9
Cost of sales
450.0
431.5
1 699.8
Cash operating costs
383.1
377.8
1 477.5
Other cash costs
4.9
0.8
9.2
Total cash costs
388.0
378.6
1 486.7
Retrenchment costs
2.4
4.2
9.4
Rehabilitation and other non-cash costs
2.1
3.1
9.2
Production costs
392.5
385.9
1 505.3
Amortisation of mining assets
58.0
49.9
196.3
Total production costs
450.5
435.8
1 701.6
Inventory change
(0.5)
(4.3)
(1.8)
Operating profit
114.3
114.0
505.4
Corporate administration and other expenses
5.1
5.5
26.4
Marketing development costs
3.2
3.7
14.8
Research and development
1.5
2.1
7.0
Exploration costs
11.1
18.0
46.9
Profit from operations
93.4
84.7
410.3
Interest paid
18.5
17.2
52.5
Unwinding of decommissioning obligation
0.8
0.8
3.0
Interest receivable
17.1
24.8
71.4
Growth in AngloGold Environmental Rehabilitation Trust
0.7
0.9
4.4
Income from associates
1.2
-
7.1
Dividends received
-
0.4
0.7
(Loss) profit on sale of mining assets
(0.2)
4.2
4.2
Profit on ordinary activities before taxation
92.9
97.0
442.6
Taxation
20.4
15.8
37.2
Normal taxation
23.7
14.7
106.4
Deferred taxation
- current
(3.5)
1.1
6.2
- rate change
0.2
-
(75.4)
Profit on ordinary activities after taxation
72.5
81.2
405.4
Profit on sale of associate
-
-
88.7
Amortisation of goodwill
5.1
(7.4)
55.1
Minority interest
2.5
1.8
4.7
Profit attributable to ordinary shareholders
64.9
86.8
434.3
Headline earnings
The basic earnings have been adjusted by the following
to arrive at headline earnings:
Basic earnings
64.9
86.8
434.3
Less: Profit on sale of associate
-
-
88.7
Add: Amortisation of goodwill
5.1
(7.4)
55.1
Headline earnings
70.0
79.4
400.7
Add: Deferred taxation rate change
0.2
-
(75.4)
Headline earnings before deferred taxation rate change
70.2
79.4
325.3
Earnings per ordinary share - cents
- Basic
61
88
441
- Headline
66
81
407
- Headline before deferred taxation rate change
66
81
330
Dividends
- $m
337.4
- cents per share
328

KEY OPERATING RESULTS
PER OPERATION

Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Yield - g/t
Gold produced - kg
Total cash costs - R/kg
Quarter
ended
March
2000
Quarter
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Rand / Metric
SOUTH AFRICAN OPERATIONS
VAAL RIVER
11.20
11.34
6 449
Great Noligwa Mine
6 963
35 185
37 063
7.22
7.93
3 820
Kopanang Mine
4 026
45 526
41 363
4.69
4.98
2 215
Tau Lekoa Mine
2 250
49 163
52 888
0.60
0.54
675
Surface Operations
641
39 133
35 933
ERGO
0.24
0.25
2 506
Ergo
2 824
49 403
36 161
FREE STATE
6.84
7.36
3 639
Bambanani Mine
3 630
54 511
59 291
7.19
7.28
2 344
Tshepong Mine
2 363
49 736
55 468
7.44
7.85
3 166
Matjhabeng Mine
3 049
57 552
61 733
1.08
0.74
649
Surface Operations
654
42 208
55 779
5.50
5.98
1 776
Joel Mine
1 975
56 793
54 252
WEST WITS
10.84
11.05
4 136
TauTona Mine (East Mine)
4 883
40 691
38 607
8.21
8.07
2 021
Savuka Mine (West Mine)
1 953
55 164
59 919
10.48
9.39
3 921
Mponeng Mine (South Mine)
3 522
41 355
48 813
7.18
7.41
3 022
Elandsrand Mine
3 214
53 882
56 154
7.38
4.23
1 432
Deelkraal Mine
1 416
62 790
69 544
OTHER AFRICAN OPERATIONS
1.61
1.60
544
Navachab
590
43 840
43 124
3.52
3.09
1 648
Sadiola - Attributable 38%
1 572
26 109
25 153
NORTH AMERICAN OPERATIONS
0.65
0.87
1 695
Cripple Creek & Victor J.V.
1 741
36 540
33 052
15.15
9.09
1 839
Jerritt Canyon J.V. - Attributable 70%
2 280
38 570
30 913
SOUTH AMERICAN OPERATIONS
6.89
6.91
1 451
Morro Velho
1 500
26 317
25 182
8.26
8.12
747
Serra Grande - Attributable 50%
604
21 269
23 124
11.52
11.81
1 051
Cerro Vanguardia - Attributable 46.25%
1 029
27 724
26 449
AUSTRALIAN OPERATIONS
3.47
4.85
1 453
Sunrise Dam
2 051
37 270
24 032
0.83
0.77
628
Boddington - Attributable 33.33%
590
44 480
42 212
2.60
2.53
309
Tanami - Attributable 40%
410
64 824
50 846
1.20
1.51
810
Union Reefs
1 067
61 601
49 919
1.63
1.56
459
Brocks Creek
530
51 875
49 651

Quarter
ended
March
2000
Quarter
ended
December
1999
Total production costs - R/kg
Productivity per employee - g
Profit from operations - Rm
Quarter
ended
March
2000
Quarter
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
163.2
37 681
42 438
227
224
140.6
53.2
49 126
45 099
162
163
70.3
8.2
59 320
63 002
176
174
(0.9)
15.9
39 153
35 924
402
376
17.0
11.9
57 907
41 804
60.2
18.8
58 702
63 047
155
158
6.3
13.6
58 019
63 849
160
158
2.7
11.3
59 950
64 336
119
116
-
12.6
43 117
56 842
244
256
5.0
0.3
63 358
53 685
126
139
13.9
78.7
44 122
39 716
219
248
100.4
10.4
58 097
66 511
158
139
(3.6)
65.5
46 148
52 854
235
204
26.4
15.6
58 318
60 324
164
169
1.8
(7.4)
68 955
78 357
130
125
(24.9)
6.9
49 455
59 155
513
568
3.9
40.6
38 219
36 962
1 789
1 821
33.5
15.7
56 572
59 042
2 030
2 092
6.7
25.8
51 471
44 702
2 139
2 718
42.5
44.0
36 563
33 893
397
416
48.7
23.8
33 561
34 783
984
820
19.1
28.3
46 431
43 869
1 787
1 724
21.5
28.4
58 442
36 299
2 021
2 104
74.6
7.4
61 331
47 571
1 881
1 735
5.6
(4.7)
85 774
68 290
1 070
1 454
(2.4)
(9.2)
79 852
64 949
1 131
1 976
(1.1)
7.6
67 560
45 545
1 677
1 621
(0.3)

KEY OPERATING RESULTS
PER OPERATION

Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Yield - oz/t
Gold produced - oz 000
Total cash costs - $/oz
Quarter
ended
March
2000
Quarter
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Dollar / Imperial
SOUTH AFRICAN OPERATIONS
VAAL RIVER
0.327
0.331
207
Great Noligwa Mine
224
173
188
0.211
0.231
123
Kopanang Mine
129
224
210
0.137
0.145
71
Tau Lekoa Mine
72
242
268
0.017
0.016
22
Surface Operations
21
193
182
ERGO
0.007
0.007
81
Ergo
91
243
180
FREE STATE
0.200
0.215
117
Bambanani Mine
117
268
301
0.210
0.212
75
Tshepong Mine
76
245
282
0.217
0.229
102
Matjhabeng Mine
98
283
313
0.031
0.022
21
Surface Operations
21
208
283
0.160
0.175
57
Joel Mine
63
280
276
WEST WITS
0.316
0.322
133
TauTona Mine (East Mine)
157
200
196
0.240
0.235
65
Savuka Mine (West Mine)
63
272
304
0.306
0.274
126
Mponeng Mine (South Mine)
113
204
248
0.209
0.216
97
Elandsrand Mine
103
265
285
0.215
0.123
46
Deelkraal Mine
46
309
353
OTHER AFRICAN OPERATIONS
0.047
0.047
17
Navachab
19
216
219
0.103
0.090
53
Sadiola - Attributable 38%
51
129
128
NORTH AMERICAN OPERATIONS
0.019
0.025
55
Cripple Creek & Victor J.V.
56
179
168
0.442
0.265
59
Jerritt Canyon J.V. - Attributable 70%
73
190
157
SOUTH AMERICAN OPERATIONS
0.201
0.202
47
Morro Velho
48
129
128
0.241
0.237
24
Serra Grande - Attributable 50%
19
105
117
0.336
0.344
34
Cerro Vanguardia - Attributable 46.25%
33
136
140
AUSTRALIAN OPERATIONS
0.101
0.141
47
Sunrise Dam
66
184
121
0.024
0.022
20
Boddington - Attributable 33.33%
19
219
216
0.076
0.074
10
Tanami - Attributable 40%
13
320
256
0.035
0.044
26
Union Reefs
34
304
253
0.047
0.045
15
Brocks Creek
17
255
255

Quarter
ended
March
2000
Quarter
ended
December
1999
Total production costs - $/oz
Productivity per employee - oz
Profit from operations - $m
Quarter
ended
March
2000
Quarter
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
25.8
186
215
7.31
7.19
23.0
8.3
242
229
5.21
5.23
11.5
1.3
292
320
5.65
5.58
(0.2)
2.5
193
182
12.92
12.07
2.8
1.9
285
212
9.8
2.8
289
320
4.97
5.09
1.1
2.
286
324
5.15
5.09
0.5
1.8
295
327
3.83
3.74
0.1
2.0
212
289
7.84
8.25
0.8
0.1
312
273
4.04
4.47
2.4
12.4
217
202
7.04
7.99
16.5
1.7
286
338
5.07
4.47
(0.6)
10.5
227
268
7.56
6.57
4.4
2.3
288
306
5.28
5.44
0.4
(1.2)
340
398
4.16
4.01
(4.1)
1.1
243
300
16.48
18.27
0.7
6.4
188
188
57.51
58.55
5.5
2.5
278
300
65.27
67.26
1.1
4.0
254
227
68.77
87.38
7.0
6.9
180
172
12.78
13.37
7.9
3.7
165
177
31.65
26.35
3.0
4.5
228
223
57.46
55.44
3.5
4.5
288
184
64.98
67.64
12.2
1.2
302
243
60.47
55.83
0.9
(0.7)
422
348
34.40
46.79
(0.4)
(1.5)
394
330
36.37
63.52
(0.2)
1.2
333
232
53.91
52.11
-

DEVELOPMENT

uranium
gold
METRIC
Advance
Sampled
metres
channel
width
Development values represent actual results of sampling, no
allowances having been made for adjustments
necessary in estimating ore reserves.
Quarter ended March 2000
g/t
cm.g/t
kg/t
cm.kg/t
metres
cm
VAAL RIVER
Great Noligwa Mine
4 502
612
108.70
Vaal reef
29.64
3 222
1.41
153.16
16
-
-
"C" reef
-
-
-
-
Kopanang Mine
8 312
674
17.10
Vaal reef
153.57
2 626
5.07
86.64
195
-
-
"C" reef
-
-
-
-
Tau Lekoa Mine
3 708
1,180
90.30
Ventersdorp Contact reef
9.91
895
0.13
11.85
Moab Khotsong Mine
1 097
-
-
Vaal reef
-
-
-
-
FREE STATE
Bambanani Mine
2 944
184
74.40
Basal reef
24.29
1 807
0.19
14.07
Tshepong Mine
5 138
632
20.10
Basal reef
87.96
1 768
1.85
37.13
151
-
-
"B" reef
-
-
-
-
Matjhabeng Mine
1 616
104
11.80
Basal reef
46.44
550
1.01
11.86
-
-
-
"A" reef
-
-
-
-
Taung South Shaft
(previously Joel No. 3 shaft)
1 687
423
89.30
Beatrix VS 5 Composite reef
9.38
838
-
-
WEST WITS
TauTona Mine (East Mine)
175
-
-
Ventersdorp Contact reef
-
-
-
-
3 419
38
23.11
Carbon Leader reef
82.64
1 910
0.81
18.77
Savuka Mine (West Mine)
382
16
30.40
Ventersdorp Contact reef
38.72
1 177
0.10
2.94
511
-
-
Carbon Leader reef
-
-
-
-
Mponeng Mine (South Mine)
5 639
850
90.20
Ventersdorp Contact reef
19.25
1 736
-
-
Elandsrand
4 283
690
38.60
Ventersdorp Contact reef
18.64
720
-
-
Deelkraal
866
267
196.90
Ventersdorp Contact reef
4.19
825
-
-
(plus footwall bands)

gold
uranium
IMPERIAL
Advance
Sampled
feet
channel
width
Development values represent actual results of sampling, no
allowances having been made for adjustments
necessary in estimating ore reserves.
Quarter ended March 2000
DEVELOPMENT
oz/t
ft.oz/t
lb/t
ft.lb/t
feet
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
14 770
2 008
42.80
0.86
3.08
2.82
10.06
"C" reef
51
-
-
-
-
-
-
Kopanang Mine
Vaal reef
27 269
2 211
6.73
4.48
2.51
10.14
5.69
"C" reef
640
-
-
-
-
-
-
Tau Lekoa Mine
Ventersdorp Contact reef
12 164
3 871
35.55
0.29
0.86
0.26
0.77
Moab Khotsong Mine
Vaal reef
3 599
-
-
-
-
-
-
FREE STATE
Bambanani Mine
Basal reef
9 660
604
29.29
0.71
1.73
0.38
0.93
Tshepong Mine
Basal reef
16 856
2 073
7.91
2.57
1.69
3.70
2.44
"B" reef
495
-
-
-
-
-
-
Matjhabeng Mine
Basal reef
5 300
341
4.65
1.35
0.52
2.02
0.78
"A" reef
-
-
-
-
-
-
-
Taung South Shaft
(Previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
5 536
1 388
35.16
0.27
0.80
-
-
WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
573
-
-
-
-
-
-
Carbon Leader reef
11 218
125
9.10
2.41
1.83
1.62
1.23
Savuka Mine (West Mine)
Ventersdorp Contact reef
1 254
52
11.97
1.13
1.13
0.20
0.20
Carbon Leader reef
1 675
-
-
-
-
-
-
Mponeng Mine (South Mine)
Ventersdorp Contact reef
18 500
2 789
35.51
0.56
1.66
-
-
Elandsrand
Ventersdorp Contact reef
14 051
2 264
15.20
0.54
0.69
-
-
Deelkraal
Ventersdorp Contact reef
2 843
876
77.52
0.12
0.79
-
-
(plus footwall bands)

DEVELOPMENT

Quarter ended
March 2000
Quarter ended
December 1999
Year ended
December 1999
SHAFT SINKING  (metres)
MOAB KHOTSONG MINE
Main shaft
Advance
-
-
28
Depth to date (below collar)
2 412
2 412
2 412
Rock / ventilation sub-vertical shaft
Advance
-
29
133
Depth to date
939
939
939
Station cutting
-
-
90
JOEL MINE
Taung North Shaft
Advance
38
80
289
Depth to date (below collar)
1 331
1 293
1 293
MPONENG MINE
Sub Shaft 1
Advance
-
12
190
Depth to date
1 208
1 208
1 208

SHAFT SINKING

Quarter ended
March 2000
Quarter ended
December 1999
Year ended
December 1999
SHAFT SINKING  (feet)
MOAB KHOTSONG MINE
Main shaft
Advance
-
-
92
Depth to date (below collar)
7 913
7 913
7 913
Rock / ventilation sub-vertical shaft
Advance
-
95
436
Depth to date
3 081
3 081
3 081
Station cutting
-
-
295
JOEL MINE
Taung North Shaft
Advance
125
262
948
Depth to date (bellow collar)
4 367
4 242
4 242
MPONENG MINE
Sub Shaft 1
Advance
-
39
623
Depth to date
3 963
3 963
3 963

SOUTH AFRICAN OPERATIONS

VAAL RIVER
Great Noligwa Mine
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
97
112
435
Area mined
- m2
/
- ft2
- 000
1 046
1 210
4 681
576
614
2 441
Milled - 000
- tonnes /
- tons
- reef
635
677
2 691
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
576
614
2 441
- total
635
677
2 691
11.20
11.34
12.75
Yield
- g/t
/
- oz/t
- reef
0.327
0.331
0.372
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
11.20
11.34
12.75
- average
0.327
0.331
0.372
6 449
6 963
31 137
Gold produced
- kg
/
- oz 000 - reef
207
224
1 001
-
-
-
- waste
-
-
-
- surface and
-
-
-
dump reclamation
-
-
-
6 449
6 963
31 137
- total
207
224
1 001
62 714
62 289
61 662
Revenue
- R/kg
/
- $/oz
- sold
309
316
314
394
420
385
Total cash costs
- R
/
- $
- ton milled
57
62
57
35 185
37 063
30 172
- R/kg
/
- $/oz
- produced
173
188
154
PRODUCTIVITY
283
224
255
per employee
- g
/
- oz
- target
9.18
7.86
8.21
227
224
248
- actual
7.31
7.19
7.97
3.96
3.65
3.61
per employee
- m2
/
- ft2
- target
43.04
39.29
38.89
3.43
3.61
3.46
- actual
36.89
38.86
37.28
FINANCIAL RESULTS ( MILLION)
403.6
432.9
1915.9
Gold normal revenue
63.9
70.7
313.7
0.9
0.9
4.0
Accelerated hedge revenue
0.1
0.1
0.6
404.5
433.8
1919.9
Total gold revenue
64.0
70.8
314.3
241.3
293.2
1076.3
Cost of sales
38.2
47.8
176.1
225.6
256.4
934.7
Cash operating costs
35.8
41.9
153.0
1.4
1.6
4.8
Other cash costs
0.2
0.3
1.0
227.0
258.0
939.5
Total cash costs
36.0
42.2
154.0
0.9
0.9
4.0
Retrenchment costs
0.1
0.1
0.6
0.4
1.4
4.4
Rehabilitation and other non-cash costs
0.1
0.2
0.7
228.3
260.3
947.9
Production costs
36.2
42.5
155.3
14.7
35.1
129.7
Amortisation costs
2.3
5.7
21.1
(1.7)
(2.2)
(1.3)
Inventory change
(0.3)
(0.4)
(0.3)
163.2
140.6
843.6
Profit from operations
25.8
23.0
138.2
Capital expenditure
0.7
5.3
21.9
- mining direct
0.1
0.9
3.7
0.4
0.6
0.7
- other
0.1
0.1
0.1
-
-
-
- recoupments
-
-
-
1.1
5.9
22.6
Net capital expenditure
0.2
1.0
3.8

Quarter
Year
Tau Lekoa Mine
Quarter
ended
March
2000
Quarter
ended
December
1999
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
Kopanang Mine
Rand / Metric
Dollar / Imperial
Quarter
ended
March
2000
Year
Quarter
ended
March
2000
Quarter
December
ended
1999
Year
ended
December
1999
ended
December
1999
ended
December
1999
1 164
1 277
4 772
108
119
443
85
96
366
914
1 030
3 947
583
560
2 317
529
508
2 102
473
452
1 913
521
498
2 110
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
583
560
2 317
529
508
2 102
473
452
1 913
521
498
2 110
0.211
0.231
0.226
7.22
7.93
7.74
4.69
4.98
4.96
0.137
0.145
0.145
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
0.211
0.231
0.226
7.22
7.93
7.74
4.69
4.98
4.96
0.137
0.145
0.145
123
129
523
3 820
4 026
16 272
2 215
2 250
9 493
71
72
305
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
123
129
523
3 820
4 026
16 272
2 215
2 250
9 493
71
72
305
310
316
314
62 833
62 280
61 743
62 820
62 300
61 760
309
316
314
47
49
49
329
328
332
230
263
240
33
39
36
224
210
219
45 526
41 363
42 944
49 163
52 888
48 419
242
268
246
5.20
5.21
5.08
162
162
158
176
159
165
5.65
5.11
5.31
5.21
5.23
5.43
162
163
169
176
174
180
5.65
5.58
5.78
47.80
48.71
47.05
4.44
4.53
4.37
6.92
6.58
6.81
74.51
70.83
73.31
49.33
51.60
49.56
4.58
4.79
4.60
6.74
7.38
6.94
72.55
79.46
74.68
37.8
40.8
163.9
239.0
249.8
1001.1
138.7
139.7
584.1
21.9
22.8
95.6
0.2
0.1
0.5
1.0
0.9
3.6
0.4
0.4
2.0
0.1
0.1
0.4
38.0
40.9
164.4
240.0
250.7
1 004.7
139.1
140.1
586.1
22.0
22.9
96.0
29.7
29.4
122.5
186.8
180.4
749.0
130.9
141.0
549.5
20.7
23.1
90.1
27.4
27.0
113.8
173.0
165.3
695.4
108.1
118.0
456.9
17.1
19.3
74.8
0.1
0.2
0.6
0.9
1.2
3.4
0.8
1.0
2.7
0.1
0.2
0.4
27.6
27.2
114.4
173.9
166.5
698.8
108.9
119.0
459.6
17.2
19.5
75.2
0.2
0.1
0.5
1.0
0.9
3.6
0.4
0.4
2.0
0.1
0.1
0.4
-
0.2
0.7
0.3
1.3
4.3
0.2
1.2
4.1
-
0.2
0.7
27.8
27.5
115.6
175.2
168.7
706.7
109.5
120.6
465.7
17.3
19.8
76.3
2.0
2.1
7.0
12.5
12.8
43.0
21.9
21.1
84.0
3.5
3.4
13.8
(0.1)
(0.2)
(0.1)
(0.9)
(1.1)
(0.7)
(0.5)
(0.7)
(0.2)
(0.1)
(0.1)
-
8.3
11.5
41.9
53.2
70.3
255.7
8.2
(0.9)
36.6
1.3
(0.2)
5.9
0.7
3.6
3.6
4.3
22.1
22.1
0.5
0.1
-
0.1
-
-
-
-
-
-
0.1
(0.1)
-
-
(0.1)
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
0.7
3.6
3.6
4.3
22.2
22.0
0.5
0.1
(0.1)
0.1
-
-

VAAL RIVER
Surface Operations
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
-
Area mined
-
-
- m2
/
- ft2
- 000
-
-
-
-
Milled - 000
-
-
- tonnes /
- tons
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
1 133
1 181
5 058
dump reclamation
1 249
1 302
5 576
1 133
1 181
5 058
- total
1 249
1 302
5 576
-
Yield
-
-
- g/t
/
- oz/t
- reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
0.60
0.54
0.50
dump reclamation
0.017
0.016
0.015
0.60
0.54
0.50
- average
0.017
0.016
0.015
-
Gold produced
-
-
- kg
/
- oz 000 - reef
-
-
-
-
-
-
- waste
-
-
-
- surface and
675
641
2 523
dump reclamation
22
21
82
675
641
2 523
- total
22
21
82
62 604
Revenue
62 080
61 568
- R/kg
/
- $/oz
- sold
308
315
313
23
Cash costs
19
18
- R
/
- $
- ton milled
3
3
3
39 133
35 933
36 545
- R/kg
/
- $/oz
- produced
193
182
186
PRODUCTIVITY
408
per employee
356
352
- g
/
- oz
- target
13.12
11.44
11.33
402
376
338
- actual
12.92
12.07
10.85
-
per employee
-
-
- m2
/
- ft2
- target
-
-
-
-
-
-
- actual
-
-
-
FINANCIAL RESULTS ( MILLION)
42.3
Gold normal revenue
39.8
155.3
6.7
6.5
25.4
-
Accelerated hedge revenue
-
0.1
-
-
-
42.3
Total gold revenue
39.8
155.4
6.7
6.5
25.4
26.4
Cost of sales
22.8
92.1
4.2
3.7
15.0
26.4
Cash operating costs
22.9
91.9
4.2
3.7
15.0
-
Other cash costs
0.1
0.3
-
-
-
26.4
Total cash costs
23.0
92.2
4.2
3.7
15.0
-
Retrenchment costs
-
0.1
-
-
-
-
Rehabilitation and other non-cash costs
-
-
-
-
-
26.4
Production costs
23.0
92.3
4.2
3.7
15.0
-
Amortisation costs
-
-
-
-
-
-
Inventory change
(0.2)
(0.2)
-
-
-
15.9
Profit from operations
17.0
63.3
2.5
2.8
10.4

Capital expenditure
Moab Khotsong
66.8
91.0
321.4
- mining direct
10.6
14.9
52.6
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
66.8
Net capital expenditure
91.0
321.4
10.6
14.9
52.6

ERGO
Ergo
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
10 471
11 088
45 905
Material treated
- tonnes /
- tons
- 000
11 542
12 222
50 601
0.24
0.25
0.23
Yield
- g/t
/
- oz/t
0.007
0.007
0.007
2 506
2 824
10 584
Gold produced
- kg
/
- oz 000
81
91
340
62 488
62 235
61 656
Revenue
- R/kg
/
- $/oz
- sold
308
316
314
12
9
11
Total cash costs
- R
/
- $
- ton treated
2
1
2
49 403
36 161
46 424
- R/kg
/
- $/oz
- produced
243
180
234
FINANCIAL RESULTS (MILLION)
156.6
175.7
651.8
Gold normal revenue
24.8
28.7
106.7
-
0.1
0.8
Accelerated hedge revenue
-
-
-
156.6
175.8
652.6
Total gold revenue
24.8
28.7
106.7
144.7
115.6
561.6
Cost of sales
22.9
18.9
91.9
122.6
100.4
486.4
Cash operating costs
19.4
16.4
79.6
1.2
1.7
4.9
Other cash costs
0.2
0.3
0.9
123.8
102.1
491.3
Total cash costs
19.6
16.7
80.5
-
0.1
0.8
Retrenchment costs
-
-
-
2.2
(0.4)
(0.2)
Rehabilitation and other non-cash costs
0.4
(0.1)
-
126.0
101.8
491.9
Production costs
20.0
16.6
80.5
19.1
16.3
70.7
Amortisation costs
3.0
2.7
11.6
(0.4)
(2.5)
(1.0)
Inventory change
(0.1)
(0.4)
(0.2)
11.9
60.2
91.0
Profit from operations
1.9
9.8
14.8
-
-
3.2
Capital expenditure
-
-
0.6

FREE STATE
Bambanani Mine
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
Area mined
- 000
88
84
329
- m2
/ - ft2
943
899
3 545
Milled - 000
- reef
532
493
2 012
- tonnes / - tons
586
544
2 217
- waste
-
-
-
-
-
-
- surface and dump reclamation
-
-
-
-
-
-
- total
532
493
2 012
586
544
2 217
Yield
- reef
6.84
7.36
7.61
- g/t
/ - oz/t
0.200
0.215
0.222
- waste
-
-
-
-
-
-
- surface and dump reclamation
-
-
-
-
-
-
- average
6.84
7.36
7.61
0.200
0.215
0.222
Gold produced
- reef
3 639
3 630
15 311
- kg
/ - oz 000
117
117
493
- waste
-
-
-
-
-
-
- surface and dump reclamation
-
-
-
-
-
-
- total
3 639
3 630
15 311
117
117
493
Revenue
- sold
63 622
63 126
61 977
- R/kg
/ - $/oz
312
320
316
Total cash costs
- ton milled
373
436
383
- R
/ - $
54
65
57
- produced
54 511
59 291
50 284
- R/kg
/ - $/oz
268
301
256
PRODUCTIVITY
per employee
- target
177
183
180
- g
/ - oz
5.68
5.88
5.79
- actual
155
158
168
4.97
5.09
5.41
per employee
- target
3.68
4.02
3.96
- m2
/ - ft2
39.56
43.30
42.59
- actual
3.73
3.65
3.62
40.11
39.24
38.98
FINANCIAL RESULTS (MILLION)
Gold normal revenue
228.2
225.9
942.6
36.0
36.9
154.3
Accelerated hedge revenue
3.3
3.3
6.3
0.5
0.5
1.0
Total gold revenue
231.5
229.2
948.9
36.5
37.4
155.3
Cost of sales
212.7
222.9
820.5
33.7
36.3
134.3
Cash operating costs
197.2
212.2
763.2
31.2
34.6
124.9
Other cash costs
1.2
3.0
6.6
0.2
0.5
1.1
Total cash costs
198.4
215.2
769.8
31.4
35.1
126.0
Retrenchment costs
3.3
3.3
6.3
0.5
0.5
1.0
Rehabilitation and other non-cash costs
0.6
1.8
6.1
0.1
0.3
1.0
Production costs
202.3
220.3
782.2
32.0
35.9
128.0
Amortisation costs
11.3
8.6
38.6
1.8
1.4
6.4
Inventory change
(0.9)
(6.0)
(0.3)
(0.1)
(1.0)
(0.1)
Profit from operations
18.8
6.3
128.4
2.8
1.1
21.0
Capital expenditure
- mining direct
1.7
12.2
34.3
0.3
2.0
5.6
- other
-
-
-
-
-
-
- recoupments
-
-
-
-
-
-
Net capital expenditure
1.7
12.2
34.3
0.3
2.0
5.6

Quarter
Year
Matjhabeng Mine
Quarter
ended
March
2000
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
Tshepong Mine
Rand / Metric
Dollar / Imperial
Quarter
ended
March
2000
Quarter
Quarter
ended
March
2000
Quarter
December
ended
1999
Year
ended
December
1999
ended
ended
December
December
1999
1999
923
994
3 963
86
92
368
83
82
332
892
886
3 577
359
358
1 416
326
325
1 284
425
388
1 554
469
428
1 713
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
359
358
1 416
326
325
1 284
425
388
1 554
469
428
1 713
0.210
0.212
0.231
7.19
7.28
7.94
7.44
7.85
7.21
0.217
0.229
0.210
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
0.210
0.212
0.231
7.19
7.28
7.94
7.44
7.85
7.21
0.217
0.229
0.210
75
76
328
2 344
2 363
10 190
3 166
3 049
11 201
102
98
360
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
75
76
328
2 344
2 363
10 190
3 166
3 049
11 201
102
98
360
312
321
317
63 574
63 244
62 177
63 289
63 231
62 447
311
321
318
51
60
56
358
404
380
428
484
464
61
72
69
245
282
244
49 736
55 468
47 878
57 552
61 733
64 391
283
313
328
5.22
4.71
4.83
162
146
150
141
156
147
4.64
5.03
4.74
5.15
5.09
5.36
160
158
167
119
116
105
3.83
3.74
3.37
62.66
61.54
61.53
5.82
5.72
5.72
3.59
4.18
4.02
39.57
44.96
43.28
63.10
66.64
64.88
5.86
6.19
6.03
3.12
3.14
3.11
33.62
33.75
33.46
23.2
24.0
102.7
147.0
147.0
627.4
198.4
189.7
689.6
31.4
31.0
112.9
0.3
0.4
1.0
2.0
2.4
6.1
1.9
3.1
9.9
0.3
0.5
1.6
23.5
24.4
103.7
149.0
149.4
633.5
200.3
192.8
699.5
31.7
31.5
114.5
21.5
23.9
92.9
135.4
146.7
567.9
189.0
192.8
748.0
29.9
31.4
122.4
18.2
21.1
79.1
114.7
129.0
483.3
180.9
185.5
715.5
28.6
30.3
117.1
0.3
0.3
0.7
1.8
2.1
4.6
1.3
2.7
5.7
0.2
0.4
1.0
18.5
21.4
79.8
116.5
131.1
487.9
182.2
188.2
721.2
28.8
30.7
118.1
0.3
0.4
1.0
2.0
2.4
6.1
1.9
3.1
9.9
0.3
0.5
1.6
0.2
0.2
0.7
1.2
1.2
4.1
0.2
1.6
3.7
-
0.3
0.6
19.0
22.0
81.5
119.7
134.7
498.1
184.3
192.9
734.8
29.1
31.5
120.3
2.6
2.6
11.5
16.2
16.2
70.4
5.5
3.3
11.5
0.9
0.5
1.9
(0.1)
(0.7)
(0.1)
(0.5)
(4.2)
(0.6)
(0.8)
(3.4)
1.7
(0.1)
(0.6)
0.2
2.0
0.5
10.8
13.6
2.7
65.6
11.3
-
(48.5)
1.8
0.1
(7.9)
-
-
-
-
-
-
-
2.3
17.6
-
0.4
2.9
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
2.3
17.6
-
0.4
2.9

FREE STATE
Surface Operations
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
Area mined
- ft2
-
-
-
- m2
/
- 000
-
-
-
Milled - 000
- tons
-
-
-
- tonnes /
- reef
-
-
-
-
-
-
- waste
-
-
-
602
882
3 391
- surface and dump reclamation
664
972
3 738
602
882
3 391
- total
664
972
3 738
Yield
- oz/t
-
-
-
- g/t
/
- reef
-
-
-
-
-
-
- waste
-
-
-
1.08
0.74
0.90
- surface and dump reclamation
0.031
0.022
0.026
1.08
0.74
0.90
- average
0.031
0.022
0.026
Gold produced
- oz 000
-
-
-
- kg
/
- reef
-
-
-
-
-
-
- waste
-
-
-
649
654
3 058
- surface and dump reclamation
21
21
98
649
654
3 058
- total
21
21
98
Revenue
- $/oz
62 637
62 107
61 542
- R/kg
/
- sold
307
315
313
Cash costs
- $
45
41
44
- R
/
- ton milled
7
6
7
- $/oz
42 208
55 779
48 553
- R/kg
/
- produced
208
283
247
PRODUCTIVITY
per employee
- oz
388
208
197
- g
/
- target
12.46
6.69
6.32
244
256
294
- actual
7.84
8.25
9.46
per employee
- ft2
-
-
-
- m2
/
- target
-
-
-
-
-
-
- actual
-
-
-
FINANCIAL RESULTS (MILLION)
Gold normal revenue
40.6
40.6
188.2
6.4
6.6
30.8
Accelerated hedge revenue
-
-
-
-
-
-
Total gold revenue
40.6
40.6
188.2
6.4
6.6
30.8
Cost of sales
28.0
35.6
151.5
4.4
5.8
24.7
Cash operating costs
27.4
36.5
148.0
4.3
6.0
24.3
Other cash costs
-
-
0.5
-
-
0.2
Total cash costs
27.4
36.5
148.5
4.3
6.0
24.5
Retrenchment costs
-
-
-
-
-
-
Rehabilitation and other non-cash
-
0.4
2.1
-
0.1
0.2
Production costs
27.4
36.9
150.6
4.3
6.1
24.7
Amortisation costs
0.6
0.3
1.7
0.1
-
0.2
Inventory change
-
(1.6)
(0.8)
-
(0.3)
(0.2)
Profit from operations
12.6
5.0
36.7
2.0
0.8
6.1
Capital expenditure
(0.1)
(1.1)
(0.9)
- mining direct
-
(0.2)
(0.2)
-
-
-
- other
-
-
-
-
-
-
- recoupments
-
-
-
Net capital expenditure
(0.1)
(1.1)
(0.9)
-
(0.2)
(0.2)

Quarter
Quarter
ended
March
2000
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Joel Mine
Rand / Metric
Dollar / Imperial
624
765
2 974
58
71
276
281
316
1 400
255
287
1 270
76
47
136
69
43
124
-
-
-
-
-
-
356
363
1 536
323
330
1 394
0.198
0.197
0.177
6.78
6.77
6.08
0.021
0.022
0.021
0.73
0.77
0.71
-
-
-
-
-
-
0.160
0.175
0.164
5.50
5.98
5.61
55
62
248
1 726
1 942
7 728
2
1
3
50
33
88
-
-
-
-
-
-
57
63
251
1 776
1 975
7 816
312
316
314
63 241
62 269
61 727
45
48
41
312
325
275
280
276
249
56 793
54 252
48 991
4.61
5.22
5.10
143
163
159
4.04
4.47
4.32
126
139
134
57.79
61.15
59.44
5.37
5.68
5.52
44.14
53.86
51.08
4.10
5.00
4.75
17.6
20.0
78.7
111.0
122.8
481.2
0.2
0.1
0.3
1.3
0.3
1.3
17.8
20.1
79.0
112.3
123.1
482.5
17.7
17.7
69.0
112.0
109.2
421.8
15.9
17.0
62.2
100.1
103.9
379.7
0.1
0.5
0.4
0.7
3.3
3.2
16.0
17.5
62.6
100.8
107.2
382.9
0.2
0.1
0.3
1.3
0.3
1.3
-
(0.2)
(0.3)
0.1
(0.4)
(1.8)
16.2
17.4
62.6
102.2
107.1
382.4
1.6
(0.2)
5.6
10.3
(1.0)
34.8
(0.1)
0.5
0.8
(0.5)
3.1
4.6
0.1
2.4
10.0
0.3
13.9
60.7
4.2
7.5
22.1
27.3
46.2
135.1
-
-
-
-
-
-
-
-
-
-
-
-
4.2
7.5
22.1
27.3
46.2
135.1

WEST WITS
TauTona Mine (East Mine)
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
64
81
293
Area mined
- m2
/
- ft2
- 000
688
872
3 154
382
442
1 745
Milled - 000
- tonnes /
- tons
- reef
421
487
1 923
-
-
-
- waste
-
-
-
382
442
1 745
- total
421
487
1 923
10.84
11.05
11.37
Yield
- g/t
/
- oz/t
- reef
0.316
0.322
0.332
-
-
-
- waste
-
-
-
10.84
11.05
11.37
- average
0.316
0.322
0.332
4 136
4 883
19 843
Gold produced
- kg
/
- oz 000 - reef
133
157
638
-
-
-
- waste
-
-
-
4 136
4 883
19 843
- total
133
157
638
62 856
62 185
61 617
Revenue
- R/kg
/
- $/oz
- sold
309
316
314
441
427
386
Total cash costs
- R
/
- $
- ton milled
63
63
57
40 691
38 607
33 940
- R/kg
/
- $/oz
- produced
200
196
173
PRODUCTIVITY
264
302
285
per employee
- g
/
- oz
- target
8.50
9.72
9.17
219
248
255
- actual
7.04
7.99
8.20
4.09
4.45
4.15
per employee
- m2
/
- ft2
- target
43.99
47.85
44.64
3.39
4.12
3.77
- actual
36.44
44.36
40.54
FINANCIAL RESULTS (MILLION)
259.2
303.4
1221.5
Gold normal revenue
41.0
49.5
199.8
0.8
0.2
1.1
Accelerated hedge revenue
0.1
-
0.3
260.0
303.6
1 222.6
Total gold revenue
41.1
49.5
200.1
181.3
203.2
705.7
Cost of sales
28.7
33.0
115.6
167.1
185.2
667.0
Cash operating costs
26.5
30.2
109.1
1.2
3.3
6.5
Other cash costs
0.2
0.5
1.1
168.3
188.5
673.5
Total cash costs
26.7
30.7
110.2
0.8
0.2
1.1
Retrenchment costs
0.1
-
0.3
0.1
1.5
4.2
Rehabilitation and other non-cash costs
-
0.2
0.7
169.2
190.2
678.8
Production costs
26.8
30.9
111.2
13.3
3.7
26.8
Amortisation costs
2.1
0.6
4.4
(1.2)
9.3
0.1
Inventory change
(0.2)
1.5
-
78.7
100.4
516.9
Profit from operations
12.4
16.5
84.5
Capital expenditure
1.8
6.5
21.6
- mining direct
0.3
1.1
3.6
-
1.7
4.8
- other
-
0.3
0.8
-
-
-
- recoupments
-
-
-
1.8
8.2
26.4
Net capital expenditure
0.3
1.4
4.4

Year
Quarter
Mponeng Mine (South Mine)
Quarter
ended
March
2000
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
Savuka Mine (West Mine)
Rand / Metric
Dollar / Imperial
Quarter
ended
March
2000
ended
December
1999
Quarter
ended
December
1999
Quarter
ended
March
2000
Quarter
December
ended
1999
Year
ended
December
1999
545
592
2 314
51
55
215
60
65
258
642
700
2 777
271
267
1 220
246
242
1 107
374
375
1 574
412
413
1 735
-
-
-
-
-
-
-
-
-
-
-
-
271
267
1 220
246
242
1 107
374
375
1 574
412
413
1 735
0.240
0.235
0.209
8.21
8.07
7.16
10.48
9.39
8.71
0.306
0.274
0.254
-
-
-
-
-
-
-
-
-
-
-
-
0.240
0.235
0.209
8.21
8.07
7.16
10.48
9.39
8.71
0.306
0.274
0.254
65
63
255
2 021
1 953
7 921
3 921
3 522
13 702
126
113
440
-
-
-
-
-
-
-
-
-
-
-
-
65
63
255
2 021
1 953
7 921
3 921
3 522
13 702
126
113
440
310
338
320
63 056
66 599
62 826
62 668
62 305
61 741
309
316
314
65
72
61
453
484
413
434
458
412
62
68
61
272
304
294
55 164
59 919
57 776
41 355
48 813
47 336
204
248
239
5.26
5.63
5.41
164
175
168
201
187
193
6.45
6.02
6.19
5.07
4.47
4.25
158
139
132
235
204
199
7.56
6.57
6.40
48.05
49.55
48.00
4.46
4.60
4.46
3.85
4.37
4.21
41.40
47.07
45.31
42.52
42.14
38.62
3.95
3.91
3.59
3.58
3.77
3.75
38.52
40.61
40.33
20.0
19.8
79.8
126.7
121.3
487.5
245.6
219.2
844.4
38.9
35.8
138.1
0.1
1.4
1.6
0.7
8.8
10.1
0.1
0.2
1.6
-
-
0.3
20.1
21.2
81.4
127.4
130.1
497.6
245.7
219.4
846.0
38.9
35.8
138.4
18.4
21.8
78.7
117.0
133.7
479.9
180.2
193.0
696.4
28.4
31.4
114.0
17.5
18.8
74.4
110.8
114.9
454.1
161.3
169.3
644.1
25.5
27.6
105.4
0.1
0.4
0.6
0.7
2.2
3.6
0.8
2.6
4.5
0.1
0.4
0.7
17.6
19.2
75.0
111.5
117.1
457.7
162.1
171.9
648.6
25.6
28.0
106.1
0.1
1.4
1.6
0.7
8.8
10.1
0.1
0.2
1.6
-
-
0.3
-
-
0.3
-
0.2
1.1
0.1
1.1
3.7
-
0.2
0.6
17.7
20.6
76.9
112.2
126.1
468.9
162.3
173.2
653.9
25.6
28.2
107.0
0.8
0.6
1.8
5.3
3.8
10.9
18.7
13.0
41.4
2.9
2.1
6.8
(0.1)
0.6
-
(0.5)
3.8
0.1
(0.8)
6.8
1.1
(0.1)
1.1
0.2
1.7
(0.6)
2.7
10.4
(3.6)
17.7
65.5
26.4
149.6
10.5
4.4
24.4
0.2
0.7
1.8
1.5
4.3
11.0
28.8
55.6
157.9
4.5
9.1
25.8
-
0.2
0.5
-
1.1
2.9
0.5
16.1
39.3
0.1
2.6
6.4
-
-
-
-
-
-
-
-
-
-
-
-
0.2
0.9
2.3
1.5
5.4
13.9
29.3
71.7
197.2
4.6
11.7
32.2

WEST WITS
Elandsrand Mine
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
90
101
417
Area mined
- m2
/
- ft2
- 000
969
1 087
4 488
414
428
1 794
Milled - 000
- tonnes /
- tons
- reef
456
472
1 978
7
6
26
- waste
8
7
29
421
434
1 820
- total
464
478
2 007
7.29
7.50
7.60
Yield
- g/t
/
- oz/t
- reef
0.213
0.219
0.222
0.29
0.50
0.38
- waste
0.008
0.015
0.011
7.18
7.41
7.50
- average
0.209
0.216
0.219
3 020
3 211
13 643
Gold produced
- kg
/
- oz 000 - reef
97
103
438
2
3
10
- waste
0
0
0
3 022
3 214
13 653
- total
97
103
438
63 238
62 672
61 931
Revenue
- R/kg
/
- $/oz
- sold
311
318
315
387
416
366
Cash costs
- R
/
- $
- ton milled
56
62
54
53 882
56 154
48 811
- R/kg
/
- $/oz
- produced
265
285
248
PRODUCTIVITY
187
198
207
per employee
- g
/
- oz
- target
6.01
6.36
6.64
164
169
178
- actual
5.28
5.44
5.73
5.46
6.40
6.40
per employee
- m2
/
- ft2
- target
58.75
68.90
68.92
4.89
5.31
5.45
- actual
52.62
57.21
58.61
FINANCIAL RESULTS (MILLION)
189.4
200.1
840.8
Gold normal revenue
29.9
32.7
137.6
1.7
1.4
4.7
Accelerated hedge revenue
0.3
0.2
0.8
191.1
201.5
845.5
Total gold revenue
30.2
32.9
138.4
175.5
199.7
721.1
Cost of sales
27.9
32.5
118.1
162.3
178.5
663.1
Cash operating costs
25.7
29.1
108.5
0.6
2.0
3.3
Other cash costs
0.1
0.3
0.5
162.9
180.5
666.4
Total cash costs
25.8
29.4
109.1
1.7
1.4
4.7
Retrenchment costs
0.3
0.2
0.8
-
(1.8)
(2.4)
Rehabilitation and other non-cash costs
-
(0.3)
(0.4)
164.6
180.1
668.7
Production costs
26.1
29.3
109.5
11.6
13.9
47.0
Amortisation costs
1.9
2.3
7.7
(0.7)
5.7
5.4
Inventory change
(0.1)
0.9
0.9
15.6
1.8
124.4
Profit from operations
2.3
0.4
20.3
Capital expenditure
22.6
21.3
100.4
- mining direct
3.6
3.5
16.4
-
2.2
18.0
- other
-
0.4
3.0
-
-
-
- recoupments
-
-
-
22.6
23.5
118.4
Net capital expenditure
3.6
3.9
19.4

Quarter
Quarter
ended
March
2000
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Deelkraal Mine
Rand / Metric
Dollar / Imperial
368
420
1 572
34
39
146
214
223
871
194
202
790
-
147
550
-
133
499
214
370
1 421
194
335
1 289
0.215
0.192
0.206
7.38
6.60
7.05
-
0.018
0.025
-
0.62
0.86
0.215
0.123
0.136
7.38
4.23
4.65
46
43
179
1 432
1 333
5 571
-
3
14
-
83
429
46
46
193
1 432
1 416
6 000
312
318
316
63 469
62 654
61 992
67
44
42
464
294
282
309
353
308
62 790
69 544
60 533
5.40
4.87
5.34
168
152
166
4.16
4.01
4.15
130
125
129
45.83
46.46
46.60
4.26
4.32
4.33
33.23
36.97
33.78
3.09
3.43
3.14
14.2
14.4
60.5
89.6
88.0
369.3
0.2
0.1
0.4
1.3
0.7
2.6
14.4
14.5
60.9
90.9
88.7
371.9
15.6
18.6
68.1
98.3
113.6
415.7
14.2
15.9
59.0
89.5
97.3
360.3
0.1
0.2
0.5
0.4
1.1
2.9
14.3
16.1
59.5
89.9
98.4
363.2
0.2
0.1
0.4
1.3
0.7
2.6
-
(0.2)
(0.4)
0.1
(1.1)
(2.2)
14.5
16.0
59.5
91.3
98.0
363.6
1.2
2.1
8.1
7.4
12.8
49.5
(0.1)
0.5
0.5
(0.4)
2.8
2.6
(1.2)
(4.1)
(7.2)
(7.4)
(24.9)
(43.8)
0.3
0.3
1.9
1.7
1.9
11.9
-
-
-
-
-
-
-
-
-
-
-
-
0.3
0.3
1.9
1.7
1.9
11.9

OTHER AFRICAN OPERATIONS

Navachab
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
1 240
1 548
5 176
Mined
- tonnes /
- tons
- 000
1 367
1 707
5 705
361
582
1 934
Volume mined
- bcm
/
- bcy
- 000
472
761
2 530
Stripping ratio
- t(mined-treated)
2.66
3.18
3.36
/t treated
2.66
3.18
3.36
338
370
1 186
Treated
- tonnes /
- tons
- 000
373
408
1 307
1.61
1.60
1.46
Yield
- g/t
/
- oz/t
0.047
0.047
0.043
544
590
1 729
Gold produced
- kg
/
- oz 000
17
19
56
62 980
60 341
59 672
Revenue
- R/kg
/
- $/oz
- sold
310
306
304
43 840
43 124
47 709
Total cash costs
- R/kg
/
- $/oz
- produced
216
219
243
PRODUCTIVITY
467
529
467
per employee
- g
/
- oz
- target
15.00
17.00
15.00
513
568
480
- actual
16.48
18.27
15.44
FINANCIAL RESULTS ( MILLION)
34.2
38.9
104.6
Gold revenue
5.4
6.3
17.1
27.3
35.0
84.0
Cost of sales
4.3
5.6
13.8
23.5
25.2
81.6
Cash operating costs
3.7
4.1
13.4
0.3
0.3
0.9
Other cash costs
-
-
0.1
23.8
25.5
82.5
Total cash costs
3.7
4.1
13.5
0.6
6.8
(3.4)
Rehabilitation and other non-cash costs
0.1
1.1
(0.5)
24.4
32.3
79.1
Production costs
3.8
5.2
13.0
2.5
2.7
5.4
Amortisation costs
0.4
0.4
0.9
0.4
-
(0.5)
Inventory change
0.1
-
(0.1)
6.9
3.9
20.6
Profit from operations
1.1
0.7
3.3
0.8
0.2
1.0
Capital expenditure
0.1
-
0.2

Quarter
Quarter
ended
March
2000
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Sadiola - Attributable 38%
Rand / Metric
Dollar / Imperial
1 788
1 591
6 077
1 622
1 443
5 513
1 212
1 070
3 983
926
818
3 045
2.46
1.84
1.81
2.46
1.84
1.81
516
560
2 162
468
508
1 961
0.103
0.090
0.095
3.52
3.09
3.27
53
51
206
1 648
1 572
6 417
303
301
306
61 645
59 295
60 123
129
128
123
26 109
25 153
24 251
62.22
80.00
69.00
1 935
2 488
2 146
57.51
58.55
62.03
1 789
1 821
1 929
16.8
14.7
63.5
106.3
90.0
387.6
10.4
9.2
37.6
65.7
56.5
229.9
5.6
5.5
21.1
35.1
33.6
128.9
1.3
1.0
4.4
8.0
6.0
26.8
6.9
6.5
25.5
43.1
39.6
155.7
-
(0.1)
(0.2)
0.3
(0.4)
(1.2)
6.9
6.4
25.3
43.4
39.2
154.5
3.1
3.1
12.2
19.7
19.0
74.6
0.4
(0.3)
0.1
2.6
(1.7)
0.8
6.4
5.5
25.9
40.6
33.5
157.7
1.6
(1.1)
0.6
10.3
(6.6)
3.6

NORTH AMERICAN OPERATIONS
Cripple Creek & Victor J.V.
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
-
-
-
Mined
- tonnes /
- tons
- 000
-
-
-
-
-
-
Treated
- tonnes /
- tons
- 000
-
-
-
-
-
-
Gold in ore
- kg
/
- oz 000
-
-
-
-
-
-
Yield
- g/t
/
- oz/t
-
-
-
-
-
-
Gold produced
- kg
/
- oz 000
-
-
-
Open-pit Operations
6 586
6 581
27 048
Mined
- tonnes /
- tons
- 000
7 260
7 255
29 816
Stripping ratio
- t(mined-treated)
1.52
2.29
1.82
/t treated
1.52
2.29
1.82
2 617
1 999
9 586
Treated
- tonnes /
- tons
- 000
2 884
2 203
10 566
1 695
1 741
7 191
Gold in ore
- kg
/
- oz 000
55
56
231
0.65
0.87
0.75
Yield
- g/t
/
- oz/t
0.019
0.025
0.022
1 695
1 741
7 191
Gold produced
- kg
/
- oz 000
55
56
231
Total
0.65
0.87
0.75
Yield
- g/t
/
- oz/t
0.019
0.025
0.022
1 695
1 741
7 191
Gold produced
- kg
/
- oz 000
55
56
231
65 857
62 950
61 311
Revenue
- R/kg
/
- $/oz
- sold
323
320
312
36 540
33 052
32 737
Total cash costs
- R/kg
/
- $/oz
- produced
179
168
167
PRODUCTIVITY
2 121
2 146
2 084
per employee
- g
/
- oz
- target
68
69
67
2 030
2 092
2 008
- actual
65
67
65
FINANCIAL RESULTS (MILLION)
111.6
109.6
440.9
Gold revenue
17.6
17.9
72.2
95.9
102.9
397.1
Cost of sales
15.1
16.8
65.0
68.6
80.5
258.4
Cash operating costs
10.9
13.1
42.3
-
-
-
Other cash costs
-
-
-
68.6
80.5
258.4
Total cash costs
10.9
13.1
42.3
2.1
3.0
12.5
Rehabilitation and other non-cash costs
0.3
0.5
2.0
70.7
83.5
270.9
Production costs
11.2
13.6
44.3
31.9
42.3
149.1
Amortisation costs
5.0
6.9
24.4
(6.7)
(22.9)
(22.9)
Inventory change
(1.1)
(3.7)
(3.7)
15.7
6.7
43.8
Profit from operations
2.5
1.1
7.2
27.7
46.3
144.5
Capital expenditure
4.4
7.6
23.6
Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Quarter
Quarter
ended
March
2000
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Jerritt Canyon J.V. - Attributable 70%
Rand / Metric
Dollar / Imperial
191
163
672
173
148
610
134
111
460
121
101
418
43
45
176
1 343
1 402
5 483
0.442
0.382
0.359
15.15
13.11
12.33
59
43
165
1 839
1 323
5 147
-
628
6 285
-
570
5 701
-
2.80
11.69
-
2.80
11.69
-
165
495
-
150
449
-
51
117
-
1 599
3 642
-
0.186
0.179
-
6.38
6.14
-
31
89
-
957
2 759
0.442
0.265
0.266
15.15
9.09
9.12
59
73
254
1 839
2 280
7 906
323
321
313
65 482
63 307
61 422
190
157
179
38 570
30 913
35 163
75
73
65
2 340
2 271
2 022
69
87
70
2 139
2 718
2 182
19.1
23.6
79.5
120.5
144.4
485.6
15.1
16.6
65.2
94.7
101.9
398.4
11.0
12.1
46.1
69.2
74.4
281.9
-
-
-
-
-
-
11.0
12.1
46.1
69.2
74.4
281.9
0.3
0.7
2.0
1.6
4.4
12.5
11.3
12.8
48.1
70.8
78.8
294.4
3.5
4.4
17.7
22.1
27.0
107.9
0.3
(0.6)
(0.6)
1.8
(3.9)
(3.9)
4.0
7.0
14.3
25.8
42.5
87.2
3.1
4.1
14.9
19.7
24.9
90.8

SOUTH AMERICAN OPERATIONS

Morro Velho
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
180
178
740
Mined
- tonnes /
- tons
- 000
199
196
816
180
180
742
Treated
- tonnes /
- tons
- 000
199
199
818
1 429
1 410
5 606
Gold in ore
- kg
/
- oz 000
46
45
180
7.34
7.32
7.30
Yield
- g/t
/
- oz/t
0.214
0.213
0.213
1 324
1 317
5 417
Gold produced
- kg
/
- oz 000
43
42
174
Open-pit Operations
203
231
1 146
Mined
- tonnes /
- tons
- 000
224
254
1 263
Stripping ratio
- t(mined-treated)
5.70
5.24
7.55
/t treated
5.70
5.24
7.55
30
37
134
Treated
- tonnes /
- tons
- 000
33
41
148
135
186
748
Gold in ore
- kg
/
- oz 000
4
6
24
4.19
4.94
5.41
Yield
- g/t
/
- oz/t
0.122
0.144
0.158
127
183
725
Gold produced
- kg
/
- oz 000
4
6
23
Total
6.89
6.91
7.01
Yield
- g/t
/
- oz/t
0.201
0.202
0.205
1 451
1 500
6 142
Gold produced
- kg
/
- oz 000
47
48
197
66 815
64 580
61 721
Revenue
- R/kg
/
- $/oz
- sold
329
328
314
26 317
25 182
24 796
Total cash costs
- R/kg
/
- $/oz
- produced
129
128
126
PRODUCTIVITY
412
373
404
per employee
- g
/
- oz
- target
13
12
13
397
416
431
- actual
13
13
14
FINANCIAL RESULTS (MILLION)
91.7
97.3
390.0
Gold revenue
14.5
15.9
63.8
47.7
48.6
225.3
Cost of sales
7.6
8.0
36.8
37.3
34.7
149.2
Cash operating costs
5.9
5.7
24.4
0.9
3.1
3.1
Other cash costs
0.1
0.5
0.5
38.2
37.8
152.3
Total cash costs
6.0
6.2
24.9
0.3
0.3
1.1
Rehabilitation and other non-cash costs
0.1
0.1
0.2
38.5
38.1
153.4
Production costs
6.1
6.3
25.1
14.5
12.7
58.8
Amortisation costs
2.3
2.1
9.6
(5.3)
(2.2)
13.1
Inventory change
(0.8)
(0.4)
2.1
44.0
48.7
164.7
Profit from operations
6.9
7.9
27.0
12.1
18.3
51.3
Capital expenditure
1.9
3.0
8.4
Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Quarter
Year
Cerro Vanguardia - Attributable 46.25%
Quarter
ended
March
2000
Quarter
ended
December
1999
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
Serra Grande - Attributable 50%
Rand / Metric
Dollar / Imperial
Quarter
ended
March
2000
Year
ended
December
1999
ended
December
1999
Quarter
ended
March
2000
Quarter
December
ended
1999
Year
ended
December
1999
105
87
349
96
79
317
-
-
-
-
-
-
100
82
342
90
74
310
-
-
-
-
-
-
25
21
80
785
661
2 496
-
-
-
-
-
-
0.241
0.237
0.227
8.26
8.12
7.80
-
-
-
-
-
-
24
19
78
747
604
2 418
-
-
-
-
-
-
-
-
-
-
-
-
893
825
3 295
984
909
3 633
-
-
-
-
-
-
8.79
8.47
9.67
8.79
8.47
9.67
-
-
-
-
-
-
91
87
314
101
96
346
-
-
-
-
-
-
1 089
1 136
4 801
35
37
155
-
-
-
-
-
-
11.52
11.81
14.85
0.336
0.344
0.433
-
-
-
-
-
-
1 051
1 029
4 659
34
33
150
0.241
0.237
0.227
8.26
8.12
7.80
11.52
11.81
14.85
0.336
0.344
0.433
24
19
78
747
604
2 418
1 051
1 029
4 659
34
33
150
327
334
314
66 828
65 849
61 744
70 615
55 046
59 009
347
302
303
105
117
117
21 269
23 124
22 950
27 724
26 449
26 146
136
140
140
31
26
27
969
809
840
1 750
1 742
2 177
56
56
70
32
26
27
984
820
851
1 787
1 724
2 278
57
55
73
7.7
6.4
24.5
49.1
39.4
149.5
77.5
63.6
302.6
12.3
10.4
49.5
4.0
3.4
14.3
25.3
20.3
86.8
49.2
42.1
179.7
7.8
6.9
29.5
2.4
2.3
9.1
15.4
14.0
55.5
24.0
26.4
118.4
3.8
4.3
19.4
0.1
-
-
0.5
-
-
5.1
1.9
9.4
0.8
0.3
1.5
2.5
2.3
9.1
15.9
14.0
55.5
29.1
28.3
127.8
4.6
4.6
20.9
0.1
-
0.2
0.5
-
1.2
0.4
0.4
1.0
0.1
0.1
0.2
2.6
2.3
9.3
16.4
14.0
56.7
29.5
28.7
128.8
4.7
4.7
21.1
1.4
1.2
5.0
8.7
7.1
30.3
19.3
16.4
57.9
3.0
2.7
9.5
-
(0.1)
-
0.2
(0.8)
(0.2)
0.4
(3.0)
(7.0)
0.1
(0.5)
(1.1)
3.7
3.0
10.2
23.8
19.1
62.7
28.3
21.5
122.9
4.5
3.5
20.0
0.6
0.5
1.9
3.8
3.0
11.5
-
0.3
10.1
-
0.1
1.7

AUSTRALIAN OPERATIONS

Sunrise Dam
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
2 380
964
4 446
Volume mined
- bcm
/
- bcy
- 000
3 113
1 261
5 815
6.17
5.71
2.16
Stripping ratio
6.17
5.71
2.16
419
423
1 550
Treated
- tonnes /
- tons
- 000
461
466
1 709
3.47
4.85
3.97
Yield
- g/t
/
- oz/t
0.101
0.141
0.116
1 453
2 051
6 161
Gold produced
- kg
/
- oz 000
47
66
198
71 245
70 197
68 088
Revenue
- R/kg
/
- $/oz
- sold
351
356
347
37 270
24 032
28 890
Total cash costs
- R/kg
/
- $/oz
- produced
184
121
147
PRODUCTIVITY
1 098
2 104
1 580
per employee
- g
/
- oz
- target
35.30
67.64
50.79
2 021
2 104
1 580
- actual
64.98
67.64
50.79
FINANCIAL RESULTS ( MILLION)
125.2
144.0
419.5
Gold revenue
19.8
23.5
68.7
96.8
69.4
228.4
Cost of sales
15.3
11.3
37.4
53.0
47.8
173.8
Cash operating costs
8.4
7.8
28.4
1.1
1.5
4.2
Other cash costs
0.2
0.2
0.7
54.1
49.3
178.0
Total cash costs
8.6
8.0
29.1
0.8
1.2
6.6
Rehabilitation and other non-cash costs
0.1
0.2
1.1
54.9
50.5
184.6
Production costs
8.7
8.2
30.2
30.0
24.0
67.2
Amortisation costs
4.8
3.9
11.0
11.9
(5.1)
(23.4)
Inventory change
1.8
(0.8)
(3.8)
28.4
74.6
191.1
Profit from operations
4.5
12.2
31.3
22.2
44.8
204.7
Capital expenditure
3.5
7.3
33.5

Quarter
Year
Tanami - Attributable 40%
Quarter
ended
March
2000
Quarter
ended
December
1999
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial
Boddington - Attributable 33.33%
Rand / Metric
Dollar / Imperial
Quarter
ended
March
2000
Year
ended
December
1999
ended
December
1999
Quarter
ended
March
2000
Quarter
December
ended
1999
Year
ended
December
1999
-
-
-
-
-
-
699
871
3 958
914
1 139
5 177
1.52
2.42
1.22
1.52
2.42
1.22
12.70
12.44
6.24
12.70
12.44
6.24
836
847
3 223
758
769
2 924
119
162
617
131
179
681
0.024
0.022
0.024
0.83
0.77
0.83
2.60
2.53
2.82
0.076
0.074
0.082
20
19
78
628
590
2 420
309
410
1 739
10
13
56
353
315
353
71 906
62 129
69 243
71 212
67 115
72 149
351
340
367
219
216
208
44 480
42 212
40 763
64 824
50 846
48 060
320
256
244
62.48
55.83
57.20
1 943
1 735
1 779
1 476
1 454
1 542
47.45
46.79
49.56
60.47
55.83
57.20
1 881
1 735
1 779
1 070
1 454
1 542
34.40
46.79
49.56
7.2
6.0
27.4
45.5
36.7
167.6
22.0
27.5
125.5
3.5
4.5
20.5
6.0
5.1
21.1
38.1
31.1
128.5
26.7
29.9
116.0
4.2
4.9
19.0
4.3
4.0
15.9
27.5
24.5
96.9
19.4
20.0
80.3
3.1
3.3
13.1
0.1
0.1
0.3
0.4
0.4
1.7
0.7
0.8
3.3
0.1
0.1
0.5
4.4
4.1
16.2
27.9
24.9
98.6
20.1
20.8
83.6
3.2
3.4
13.6
0.1
-
0.1
0.4
-
0.5
0.2
0.3
0.9
-
0.1
0.2
4.5
4.1
16.3
28.3
24.9
99.1
20.3
21.1
84.5
3.2
3.5
13.8
1.6
0.5
2.1
10.2
3.2
12.7
6.3
6.9
26.3
1.0
1.1
4.3
(0.1)
0.5
2.7
(0.4)
3.0
16.7
0.1
1.9
5.2
-
0.3
0.9
1.2
0.9
6.3
7.4
5.6
39.1
(4.7)
(2.4)
9.5
(0.7)
(0.4)
1.5
0.4
0.3
2.0
2.8
1.6
11.9
1.5
3.8
23.2
0.2
0.6
3.8

AUSTRALIAN OPERATIONS
Union Reefs
Prepared in accordance with International
Accounting Standards.
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Rand / Metric
Dollar / Imperial

OPERATING RESULTS
GOLD
1 378
1 543
4 897
Volume mined
- bcm
/
- bcy
- 000
1 803
2 018
6 405
5.40
5.99
1.67
Stripping ratio
5.40
5.99
1.67
675
706
2 775
Treated
- tonnes /
- tons
- 000
745
778
3 059
1.20
1.51
1.37
Yield
- g/t
/
- oz/t
0.035
0.044
0.040
810
1 067
3 796
Gold produced
- kg
/
- oz 000
26
34
122
70 671
69 546
68 414
Revenue
- R/kg
/
- $/oz
- sold
349
353
348
61 601
49 919
50 298
Cash costs
- R/kg
/
- $/oz
- produced
304
253
256
PRODUCTIVITY
1 491
1 976
1 757
per employee
- g
/
- oz
- target
47.93
63.52
56.50
1 131
1 976
1 757
- actual
36.37
63.52
56.50
FINANCIAL RESULTS ( MILLION)
64.2
74.2
259.7
Gold revenue
10.2
12.1
42.5
73.4
75.3
256.8
Cost of sales
11.7
12.3
42.1
49.9
53.3
190.9
Cash operating costs
7.9
8.7
31.3
-
-
-
Other cash costs
-
-
-
49.9
53.3
190.9
Total cash costs
7.9
8.7
31.3
2.3
2.1
6.4
Rehabilitation costs
0.4
0.3
1.1
52.2
55.4
197.3
Production costs
8.3
9.0
32.4
12.5
14.0
55.2
Amortisation costs
2.0
2.3
9.0
8.7
5.9
4.3
Inventory change
1.4
1.0
0.7
(9.2)
(1.1)
2.9
Profit from operations
(1.5)
(0.2)
0.4
1.9
9.3
39.4
Capital expenditure
0.3
1.5
6.4

Year
Quarter
ended
March
2000
Quarter
ended
December
1999
ended
December
1999
Quarter
ended
March
2000
Quarter
ended
December
1999
Year
ended
December
1999
Brocks Creek
Rand / Metric
Dollar / Imperial
316
723
4 045
241
553
3 092
1.09
3.69
2.02
1.09
3.69
2.02
312
375
1 595
283
340
1 447
0.047
0.045
0.049
1.63
1.56
1.67
15
17
78
459
530
2 421
350
241
345
71 261
47 530
67 762
255
255
255
51 875
49 651
50 027
109.31
52.11
59.51
3 400
1 621
1 851
53.91
52.11
59.51
1 677
1 621
1 851
5.1
4.1
26.9
32.4
25.2
164.1
3.9
4.1
20.8
24.8
25.5
126.9
3.7
4.2
19.6
23.3
26.0
119.8
0.1
0.1
0.2
0.5
0.3
1.3
3.8
4.3
19.8
23.8
26.3
121.1
(0.4)
(0.4)
(0.4)
(2.4)
(2.2)
(2.3)
3.4
3.9
19.4
21.4
24.1
118.8
1.5
-
0.1
9.6
-
0.5
(1.0)
0.2
1.3
(6.2)
1.4
7.6
1.2
-
6.1
7.6
(0.3)
37.2
0.1
0.1
1.1
0.4
0.6
6.7

REGISTERED AND
CORPORATE OFFICE
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6108
TRANSFER SECRETARIES
Computershare Services Limited
2nd Floor, Edura, 41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 836 0792
UNITED KINGDOM REGISTRAR
Computershare Services PLC
PO Box 82
The Pavilions, Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 703 6021
Fax: +44 870 703 6116
UNITED KINGDOM SECRETARIES
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
AUTHORISED REPRESENTATIVE
UNITED STATES OF AMERICA
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210
ADS DEPOSITARY
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1 212 815 2711
Fax: +1 212 571 3050
AUSTRALIAN OFFICE
Level 11, 60 City Road
Southbank, Victoria 3006
Australia
Telephone: +61 3 9684 4999
Fax: +61 3 9696 9977
AUSTRALIAN SHARE REGISTRY
Computershare Registry Services Pty Limited
Level 12, 565 Bourke Street
Melbourne, Victoria 3000
(GPO Box 2975EE
Melbourne, Victoria 3001)
Australia
Telephone: +61 3 9611 5711
Fax: +61 3 9611 5710
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PRINTED BY INCE (PTY) LTD

Comments and questions about AngloGold
are welcome and should be directed to:
In South Africa:
Steve Lenahan (Investor Relations)
James Duncan (Media)
11 Diagonal Street
11 Diagonal Street
Johannesburg 2001
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
(PO Box 62117, Marshalltown 2107)
South Africa
South Africa
Telephone: +27 11 637 6248
Telephone: +27 11 637 6147
Fax: +27 11 637 6107
Fax: +27 11 637 6399/6400
E-mail: slenahan@anglogold.com
E-mail: jduncan@anglogold.com
In the United Kingdom:
Alex Buck
4th Floor
12 St James's Square
London SW1Y 4RB
England
Telephone: +44 20 7849 5630
Fax: +44 20 7849 6137
E-mail: abuck@anglogold.com
In the United States of America:
Charles Carter
509 Madison Avenue
Suite 1914
New York, NY 10022
United States of America
Telephone: (800) 417 9255 (toll-free in the USA)
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com
In Australia:
Andrea Maxey
Level 11,
60 City Road
Southbank
Victoria 3006
Australia
Telephone: +61 3 9684 4920
Fax: +61 3 9684 4951
E-mail: amaxey@anglogold.com
General E-mail enquiries should be directed to:
investors@anglogold.com
Information on AngloGold can also be accessed at:
http://www.anglogold.com
Global BuyDIRECT
SM
The Bank of New York maintains a Global BuyDIRECT
SM
Plan for AngloGold.
For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or write to:
The Bank of New York
Shareholder Relations Department  Global BuyDIRECT
SM
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Published by the AngloGold Corporate Communications Department
Postal address:
PO Box 62117
Marshalltown
2107
South Africa
Telephone:
+27 11 637 6147
Fax:
+27 11 637 6399/6400
E-mail:
investors@anglogold.com
CERTAIN FORWARD-LOOKING STATEMENTS
Certain statements contained in this document, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
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ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of  South Africa
Quarter Quarter
Year
Quarter
Quarter
Year
ended ended
ended
ended
ended
ended
March December
December
March December
December
2000 1999 1999
2000 1999
1999
Rand/Metric
Dollar/Imperial
Prepared in accordance with International
Accounting Standards
Gold
Produced
 kg/oz 000
54 509
52 679
215 166
1 753
1 693
6 918
Revenue
 R/kg/$/oz sold
63 986
62 735
61 830
315
319
315
Total cash costs
 R/kg/$/oz produced
44 607
43 954
41 973
220
223
213
Total production costs
 R/kg/$/oz produced
51 615
50 201
47 842
254
255
244
Operating profit
 R/$ million
727
699
3 088
114
114
505
Net capital expenditure
 R/$ million
274
366
1 330
43
60
218
Attributable profit
 R/$ million
415
532
2 654
65
87
434
Attributable earnings
 cents per share
389
540
2 695
61
88
441
Headline earnings
 cents per share
420
494
2 485
66
81
407
Headline earnings before
deferred taxation rate change  cents per share
421
494
2 018
66
81
330
Dividends
 cents per share
2 000
328
REPORT TO SHAREHOLDERS
F O R   T H E   Q U A R T E R   E N D E D   3 1   M A R C H   2 0 0 0
K E Y   F E AT U R E S
 Very good operating results in South America, Mali and Namibia
 Five mines in South Africa perform poorly
 Heavy rains reduce production in North America and Australia
 Financial results
 headline earnings down 8% to R449 million
 total cash costs improve from $223/oz to $220/oz
 total production costs stable at $254/oz ($255/oz last quarter)
 Growth
 AngloGold's share of Morila will add 168 000 attributable ounces annually at a cash cost of $137/oz
 Geita will add 250 000 attributable ounces annually at a cash cost of less than $180/oz
 Sunrise Dam expansion will add 1.45 million ounces of production at a cash cost of $186/oz
 GoldAvenue  the gold e-commerce partnership  is announced

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary